Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
PLATO LEARNING, INC.,
PROJECT PORSCHE HOLDINGS CORPORATION
and
PROJECT PORSCHE MERGER CORP.
dated as of
March 25, 2010

TABLE OF CONTENTS

ARTICLE 1 THE MERGER	1

1.1 The Merger	1
1.2 Effects of the Merger	2
1.3 Closing	2
1.4 Certificate of Incorporation and Bylaws of the Surviving Corporation	2
1.5 Board of Directors and Officers of the Surviving Corporation	3

ARTICLE 2 CONVERSION OF SHARES	3

2.1 Conversion of Capital Stock	3
2.2 Stock Awards	4
2.3 Dissenters’ Rights	5
2.4 Exchange of Certificates	6
2.5 Withholding of Tax	8

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

3.1 Organization	8
3.2 Capitalization	9
3.3 Authorization; Validity of Agreement	9
3.4 No Violations; Consents and Approvals	10
3.5 SEC Reports; Financial Statements; Internal Controls	11
3.6 Absence of Undisclosed Liabilities	12
3.7 Employee Benefit and Employment Matters	13
3.8 Absence of Certain Changes or Events	15
3.9 Litigation	16
3.10 Permits, Licenses, Authorizations; Compliance with Law	16

3.11 Intellectual Property and Computer Software	17
3.12 Contracts	21
3.13 Taxes	24
3.14 Environmental Matters	25
3.15 Assets	26
3.16 Real Property	26
3.17 Insurance	26
3.18 Affiliate and Related Party Transactions	26
3.19 Proxy Statement	27
3.20 Brokers	27
3.21 Opinion of Financial Advisor	27
3.22 State Takeover Statute	27
3.23 No Other Representations	28

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND ACQUISITION SUBSIDIARY	28

4.1 Organization	28
4.2 Authorization; Validity of Agreement	28
4.3 No Violations; Consents and Approvals	29
4.4 Information in Proxy Statement; Merger Documents	30
4.5 Broker	30
4.6 Financing Commitments	30
4.7 Guarantee	31
4.8 Ownership or Control of Shares	31
4.9 Litigation	31
4.10 Acquisition Subsidiary	32

4.11 No Other Company Representations	32
4.12 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	32

ARTICLE 5 COVENANTS	33

5.1 Interim Operations of the Company	33
5.2 Company Non-Solicitation	36
5.3 Access to Information and Properties	41
5.4 Termination of Equity-Based Plans	42
5.5 Further Action; Reasonable Efforts	42
5.6 Proxy Statement; Stockholders’ Meeting	43
5.7 Indemnification; Directors’ and Officers’ Liability Insurance	44
5.8 Employee Benefit Plans	46
5.9 Publicity	46
5.10 Ownership or Control of Shares	46
5.11 Litigation	47
5.12 Financing	47

ARTICLE 6 CONDITIONS	48

6.1 Conditions to Each Party’s Obligation to Effect the Merger	48
6.2 Conditions to the Obligation of the Company to Effect the Merger	48
6.3 Conditions to Obligations of Parent and Acquisition Subsidiary to Effect the Merger	49

ARTICLE 7 TERMINATION	50

7.1 Termination	50
7.2 Effect of Termination	51

ARTICLE 8 MISCELLANEOUS	52

8.1 Fees and Expenses	52
8.2 Amendment; Waiver	53
8.3 Termination of Representations and Warranties	53
8.4 Notices	53
8.6 Headings; Schedules	64
8.7 Counterparts	64
8.8 Entire Agreement	64
8.9 Severability	64
8.10 Governing Law; Venue	64
8.11 Assignment	64
8.12 Third Party Beneficiaries	65
8.13 Specific Performance	65
8.14 Disclosure Letters	66
8.15 Waiver of Jury Trial	66

v

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2010 (the “Agreement”), by and among Plato Learning, Inc., a Delaware corporation (the “Company”), Project Porsche Holdings Corporation, a Delaware corporation (“Parent”), and Project Porsche Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Subsidiary”).
RECITALS
     A. Parent desires to acquire the Company by effecting a merger (the “Merger”) in which Acquisition Subsidiary will merge with and into the Company and the Company will become a wholly-owned subsidiary of Parent immediately after the Merger.
     B. The special committee of the Board (the “Special Committee”) and the Board have unanimously deemed the Merger advisable, in the best interests of and fair to the Company and its stockholders and approved and adopted this Agreement, the Merger, and the other transactions contemplated hereby.
     C. The board of directors of each of Parent and Acquisition Subsidiary have unanimously deemed the merger advisable, in the best interests of and fair to Parent and Acquisition Subsidiary and approved and adopted this Agreement, the Merger, and the other transactions contemplated hereby.
     D. Simultaneously with the execution and delivery of this Agreement, certain holders of Company Common Stock have entered into voting agreements in the form attached hereto as Exhibit A (the “Voting Agreements”), dated as of the date hereof, with Parent.
     E. As a condition to the willingness of the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Sponsors have issued the equity commitment letters attached as Exhibit B (the “Equity Financing Commitments”) to Parent and entered into the limited guarantees, dated as of the date hereof (the “Guarantees”), in the form attached as Exhibit C, pursuant to which the Sponsors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement, on the terms and subject to the conditions set forth therein.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:
ARTICLE 1
THE MERGER
     1.1 The Merger. Subject to the terms and conditions of this Agreement, a certificate of merger (the “Certificate of Merger”) will be duly executed in the manner required by Delaware law by the Company and Acquisition Subsidiary (collectively, the “Constituent Corporations”) and delivered to the office of the Delaware Secretary of State for filing, as provided in accordance with the Delaware General Corporation Law ( “Delaware Law”), as soon as practicable on the Closing Date or on such later date as might be mutually agreed to by Parent and the Company. The Merger will become effective at the time at which the Certificate of Merger is filed with the Delaware Secretary of State or at such time thereafter as is provided in the Certificate of Merger, and the term “Effective Time” means the date and time when the Merger becomes effective.
     1.2 Effects of the Merger.
     (a) At the Effective Time, in accordance with this Agreement and Delaware Law, (i) Acquisition Subsidiary will be merged with and into the Company, (ii) the separate corporate existence of Acquisition Subsidiary will cease, and (iii) the Company will be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and continue to be governed by Delaware Law.
     (b) The Merger will have the other effects set forth in Sections 259 and 261 of Delaware Law.
     (c) Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and Acquisition Subsidiary will vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Acquisition Subsidiary will become the debts, liabilities and duties of the Surviving Corporation.
     1.3 Closing. The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., Minneapolis time, on the second Business Day after satisfaction or waiver (to the extent waivable under Article 8) of all conditions to the consummation of the Merger set forth in Article 6 of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Kirkland & Ellis LLP, 300 N. LaSalle Drive, Chicago, Illinois 60654, unless another date, time or place is agreed to by Parent and the Company. The date on which the Closing occurs is referred to as the “Closing Date.” All actions taken at the Closing will be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.
     1.4 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, pursuant to the Certificate of Merger filed with the Delaware Secretary of State, the certificate of incorporation of the Company will be amended in its entirety to read as set forth on Exhibit D hereto (the “Certificate of Incorporation”) until thereafter changed or amended in accordance with Delaware Law and such Certificate of Incorporation. The bylaws of Acquisition Subsidiary, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation will at the Effective Time be changed to “Plato Learning, Inc.”) until thereafter changed or amended in accordance with Delaware Law, the Certificate of Incorporation, and such bylaws.

     1.5 Board of Directors and Officers of the Surviving Corporation.
     (a) The directors of Acquisition Subsidiary immediately before the Effective Time will be the directors of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the bylaws of the Surviving Corporation.
     (b) The officers of Acquisition Subsidiary immediately before the Effective Time will be the officers of the Surviving Corporation until their respective successors are appointed and qualified or until their earlier death, resignation or removal.
ARTICLE 2
CONVERSION OF SHARES
     2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), or the holder of the shares of the common stock, par value $.01 per share, of Acquisition Subsidiary (“Acquisition Subsidiary Common Stock”):
     (a) Each share of the Company Common Stock issued and outstanding immediately before the Effective Time (other than Dissenting Shares and any shares of Company Common Stock held by the Company as treasury shares, Parent, Acquisition Subsidiary, or any other Subsidiary of Parent or the Company) will be converted into the right to receive from the Surviving Corporation $5.60 per share in cash, without interest (the “Merger Consideration”).
     (b) All shares of Company Common Stock will cease to be outstanding, automatically be cancelled and retired and cease to exist, and each holder of a certificate or certificates representing any shares of Company Common Stock and each holder of record of uncertificated outstanding shares of Company Common Stock (“Book-Entry Shares”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate or Book-Entry Shares in accordance with Section 2.4 or, with respect to Dissenting Shares, the rights set forth in Section 2.3. Payment of the Merger Consideration must be made upon surrender of the certificate or certificates that immediately prior to the Effective Time represented issued and outstanding             shares of Company Common Stock (the “Certificates”) or any Book-Entry Shares in the manner provided in Section 2.4.
     (c) Each issued and outstanding share of Acquisition Subsidiary Common Stock will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.
     (d) All shares of Company Common Stock that are held by Parent, Acquisition Subsidiary, or the Company or any of its Subsidiaries as treasury stock prior to the Effective Time will be cancelled and retired and cease to exist and no Merger Consideration will be delivered in exchange therefor.
     2.2 Stock Awards.
     (a) Stock Options and Stock Appreciation Rights. As of the Effective Time, each issued and outstanding Stock Option or Stock Appreciation Right that is either (i) vested at the Effective Time (including those Stock Options or Stock Appreciation Rights with accelerated vesting upon the occurrence of a change in control of the Company) or (ii) unvested at the Effective Time and provides for vesting upon the occurrence of certain events after a change in control of the Company will be cancelled and terminated by the Company in exchange for an amount of cash, without interest, equal to the number of shares of Company Common Stock subject to such Stock Option or Stock Appreciation Right multiplied by the Option/SAR Spread less applicable Taxes required to be withheld with respect to such payment (the “Option/SAR Consideration”). The “Option/SAR Spread” for each share of Company Common Stock subject to a Stock Option will be equal to the excess, if any, of (w) the Merger Consideration over (x) the per share exercise price of the Stock Option and for each share of Company Common Stock subject to a Stock Appreciation Right will be equal to the excess, if any, of (y) the Merger Consideration over (z) the per share grant price of the Stock Appreciation Right. Any Stock Option or Stock Appreciation Right for which the per share exercise price or per share grant price, as applicable, exceeds the Merger Consideration will be cancelled as of the Effective Time without the payment of any consideration therefor. All Stock Options and Stock Appreciation Rights that are unvested at the Effective Time and that do not provide for vesting upon the occurrence of certain events after a change in control of the Company will be cancelled and terminated by the Company without the payment of any consideration therefor.
     (b) Restricted Stock. As of the Effective Time, the restrictions on each restricted share of Company Common Stock granted to any employee or director of the Company or any of its Subsidiaries under a Stock Plan that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) will, without any action on the part of the holder thereof, lapse, and each Restricted Share will be cancelled and converted into the right to receive the Merger Consideration.
     (c) Other Equity Awards. As of the Effective Time, each issued and outstanding performance share, restricted share unit, or other award based on the value of Company Common Stock (collectively, the “Other Equity Awards”) that is either (i) vested at the Effective Time (including those Other Equity Awards with accelerated vesting upon the occurrence of a change in control of the Company) or (ii) unvested at the Effective Time and provides for vesting upon the occurrence of certain events after a change in control of the Company will be cancelled and terminated by the Company in exchange for an amount of cash, without interest, equal to (A) the Merger Consideration multiplied by the number of shares of Company Common Stock represented by such Other Equity Award or (B) such other amount as may be provided by such Other Equity Award, in either case, less applicable Taxes required to be withheld with respect to such payment. All Other Equity Awards that are unvested at the Effective Time and that do not provide for vesting upon the occurrence of certain events after a change in control of the Company will be cancelled and terminated by the Company without the payment of any consideration therefor.
     (d) Treatment of Employee Stock Purchase Plans. As soon as practicable following the date of this Agreement, the Board (or, if appropriate, any committee administering the Company’s 1993 Employee Stock Purchase Plan (the “ESPP”)) will adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in the Purchase Period (as defined in the ESPP) in progress as of the date of this Agreement (the “Final Offering”) will not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Offering commenced, or (y) to make separate non-payroll contributions to the ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the ESPP as of the date of this Agreement may commence participation in the ESPP following the date of this Agreement; (iii) the Final Offering will end on the earlier to occur of March 31, 2010 and a date that is five (5) calendar days prior to the Effective Time; (iv) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final Offering; and (v) the ESPP will terminate immediately following the end of the Final Offering and no further rights will be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased in the Final Offering will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.
     2.3 Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, for appraisal of those shares in accordance with the provisions of Section 262 of Delaware Law and as of the Effective Time has not withdrawn or lost such right to such appraisal (“Dissenting Shares”) will not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1(a), but the holder will be entitled only to such rights as are granted by Delaware Law. If a holder of shares of Company Common Stock who demands appraisal of those shares under Delaware Law effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever occurs later, those shares will be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.1(a), without interest, upon compliance with the provisions, and subject to the limitations, of Section 2.4 hereof. The Company will give Parent (a) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands, and any other instruments received by the Company relating to stockholders’ rights of appraisal, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any payments made in respect of Dissenting Shares must be made by Parent or the Surviving Corporation.

     2.4 Exchange of Certificates.
     (a) Prior to the Effective Time, Parent will designate Wells Fargo Bank, N.A., or such other bank or trust company as is reasonably acceptable to the Company, to act as paying agent in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent and Acquisition Subsidiary will cause to be deposited with the Paying Agent for the benefit of holders of Company Common Stock the funds necessary to complete the payments contemplated by Section 2.1 (assuming that all Dissenting Shares will lose their right of appraisal) with respect to shares of Company Common Stock (but not, for the avoidance of doubt, for payments in respect of Stock Options, Restricted Shares and Other Equity Awards, which Parent will pay, or cause the Surviving Corporation to pay through its payroll system, to the holders of Company Stock Options, Restricted Shares and Other Equity Awards in accordance with Section 2.2). All cash deposited with the Paying Agent may not be used for any purpose not provided in this Agreement, or as otherwise agreed by the Company and Parent before the Effective Time. All cash deposited with the Paying Agent must be invested in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital, surplus and undivided profits exceeding $1,000,000,000 (“Permitted Investments”); provided, that (i) the maturities of Permitted Investments must be such as to permit the Paying Agent to make prompt payments to Persons entitled thereto pursuant to this Section 2.4(a) and (ii) no such Permitted Investment or losses thereon will affect the Merger Consideration payable to the holders of Company Common Stock. Any net profit resulting from, or interest or income produced by, such investments will be distributed to Surviving Corporation by the Paying Agent upon Parent’s request.
     (b) Promptly following the Effective Time, but in no event later than five Business Days after the date on which the Effective Time occurs, the Surviving Corporation will cause the Paying Agent to mail to each holder of record of a Certificate or any Book-Entry Shares (other than the Company, Parent, Acquisition Subsidiary, any other Subsidiary of the Company or Parent, or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of appraisal) (i) a letter of transmittal (which, with respect to shares of Company Common Stock held in a Certificate, must specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent and must be in such form and have such other provisions as Parent may reasonably specify), in form and substance reasonably acceptable to the Surviving Corporation, and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration.
     (c) Upon surrender to the Paying Agent of a Certificate (or upon receipt of an agent’s message in the case of any Book-Entry Shares), together with the letter of transmittal duly executed, the holder of such Certificate or Book-Entry Shares will be entitled to receive a check from the Paying Agent for the Merger Consideration in exchange therefor, and the Certificate or Book-Entry Shares so surrendered will be cancelled. No interest or dividends will be paid or accrue on any Merger Consideration payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 2. Parent will pay any transfer or other taxes required by reason of the surrender of each Certificate or Book-Entry Share in exchange for the Merger Consideration. If any portion of the Merger Consideration to be received pursuant to this Article 2 upon exchange of a Certificate is to be issued or paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it may be a condition of issuance and payment that the Certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the Person requesting the exchange pay in advance any transfer or other taxes required by reason of payment of the Merger Consideration to such other Person, or establish to the satisfaction of the Paying Agent that the tax has been paid or that no tax is applicable. From the Effective Time until surrendered as contemplated by this Section 2.4, each Certificate or Book-Entry Share (other than Certificates representing Company Common Stock held by Parent, Acquisition Subsidiary or any of their respective affiliates) will be deemed, for all corporate purposes, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.4.
     (d) In the case of any lost, stolen, or destroyed Certificate, Parent or Paying Agent may require that the holder thereof, as a condition precedent to the delivery to the holder of the Merger Consideration, deliver to Parent or Paying Agent a written indemnity agreement in form and substance reasonably acceptable to Parent or Paying Agent and, if reasonably deemed advisable by Parent or Paying Agent, a bond in such reasonable sum as Parent or Paying Agent may direct as indemnity against any claim that may be made against the Paying Agent or Parent with respect to the Certificate alleged to have been lost, stolen, or destroyed.
     (e) At the Effective Time, the stock transfer books of the Company must be closed and there must not be any transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented for transfer to the Surviving Corporation, they must be cancelled and exchanged for the Merger Consideration as provided in this Article 2, subject to Delaware Law.
     (f) If any cash deposited with the Paying Agent for purposes of payment in exchange for shares of Company Common Stock remains unclaimed after the one-year anniversary of the Closing Date, the Paying Agent will give notice to the Surviving Corporation of such cash and such cash, together with all interest and earnings thereon, must be returned to the Surviving Corporation, upon demand, and any such holder who has not theretofore complied with this Article 2 prior to that time is required thereafter to look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Surviving Corporation, Paying Agent or any other Person will be liable to any holder of shares of Company Common Stock for any amount paid to a public official pursuant to applicable unclaimed property, escheat or similar law; provided, that the Surviving Corporation will continue to be liable for any payments required to be made thereafter pursuant to Section 262 of Delaware Law and Section 2.3 of this Agreement.
     2.5 Withholding of Tax. Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Stock Options, Stock Appreciation Rights, or Other Equity Awards such amount as Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts will be (a) paid over to the applicable Governmental Entity in accordance with applicable Law or Order and (b) treated for all purposes of this Agreement as having been paid to the former holder of any shares of Company Common Stock, Stock Options, Stock Appreciation Rights, or Other Equity Awards in respect of which such deduction and withholding was made.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as is disclosed in the disclosure letter delivered by the Company to Parent on or prior to the date hereof (the “Disclosure Letter”) or as otherwise described in the Company SEC Documents (other than (x) any disclosures contained or referenced therein under the captions “Risk Factors”, “Forward-Looking Statements”, “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature, and (y) any exhibits or other documents appended thereto) filed on or after December 31, 2008 and prior to the date of this Agreement (the “Recent SEC Reports”) (it being understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Disclosure Letter and to qualify the Company’s representations and warranties hereunder only to the extent that it is reasonably apparent from such disclosure in such Recent SEC Report that such disclosure is applicable to such section of the Disclosure Letter), the Company hereby represents and warrants to Parent and Acquisition Subsidiary as follows:
     3.1 Organization. The Company and each of its Subsidiaries is a corporation or company, in each case, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization, and has all requisite corporate or company power and authority to own, lease, use and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified would not constitute a Material Adverse Effect on the Company. Complete and correct copies of the articles or certificate of incorporation and bylaws or similar charter or organizational documents of the Company and each of its Subsidiaries have been made available to Parent.

     3.2 Capitalization.
     (a) The authorized capital stock of the Company consists solely of 50,000,000 shares of Company Common Stock, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date hereof, (i) 24,412,057 shares of Company Common Stock, including Restricted Shares, are issued and outstanding; (ii) 59,854 shares of Company Common Stock are held in treasury; (iii) no shares of the Company’s Preferred Stock are issued and outstanding; (iv) 3,406,211 shares of Company Common Stock are reserved for issuance upon exercise of Stock Options, Stock Appreciation Rights, or Other Equity Awards granted prior to the date of this Agreement; and (v) 41,343 shares of Company Common Stock are reserved for purchase under the ESPP (provided that if the January 1, 2010 amendment to the ESPP is approved by the Company’s stockholders, 291,343 shares of Company Common Stock will be reserved for purchase under the ESPP). No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise or vesting, as applicable, of Stock Options, Stock Appreciation Rights, or Other Equity Awards granted prior to the date of this Agreement will be, when issued or granted in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for the rights of participants to purchase shares of Company Common Stock pursuant to the ESPP or options to purchase shares of Company Common Stock pursuant to the Stock Plans, as set forth in the Disclosure Letter, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests; (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence; or (iii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.
     (b) (i) All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, and all such shares have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.
     3.3 Authorization; Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to approval by the holders of Company Common Stock, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Special Committee and the Board. Except for the approval and adoption of this Agreement by the Company’s stockholders and the filing of the Certificate of Merger with the Delaware Secretary of State, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Acquisition Subsidiary, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     3.4 No Violations; Consents and Approvals.
     (a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will violate any provision of the certificate of incorporation or the bylaws of the Company or any of the Company’s Subsidiaries.
     (b) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will:
     (i) require any filing with, or consent or approval of, any Governmental Entity having jurisdiction over any of the business or assets of the Company or any of its Subsidiaries, except for (A) the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (B) the filing of the Certificate of Merger with the Delaware Secretary of State; (C) the filing with the SEC of the Proxy Statement relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby; and (D) any filings or notifications under the rules and regulations of Nasdaq relating to the transactions contemplated hereby;
     (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected; or

(iii) conflict with or violate any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation applicable to the Company, any of its Subsidiaries or any of their respective properties or assets;
except in the case of clauses (ii) and (iii) above, for conflicts, violations, breaches, or defaults, that, individually or in the aggregate, would not constitute a Material Adverse Effect on the Company.
     3.5 SEC Reports; Financial Statements; Internal Controls.
     (a) The Company has timely filed (subject to any extensions permitted pursuant to, and in compliance with, Rule 12b-25 of the Exchange Act) with the SEC all forms and documents required to be filed by it since January 1, 2007, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (i) its Annual Reports on Form 10-K; (ii) its Quarterly Reports on Form 10-Q; (iii) its Current Reports on Form 8-K; (iv) all proxy statements relating to meetings of stockholders of the Company; and (v) all other forms, reports and registration statements required to be filed by the Company with the SEC. The documents described in clauses (i)-(v) above, as amended or supplemented (whether filed before, on or after the date hereof), are collectively referred to as the “Company SEC Documents.” As of their respective dates, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the applicable rules and regulations of the SEC thereunder.
     (b) The consolidated financial statements contained in the Company SEC Documents were prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved (except as indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the results of the consolidated operations of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth, subject, in the case of interim financial statements, to normal year-end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by GAAP.
     (c) The Company has made available to Parent and Acquisition Subsidiary copies of all comment letters and other material correspondence received by the Company from the SEC since January 1, 2007 relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

     (d) Each Company SEC Document that has been filed with or submitted to the SEC by the Company since January 1, 2007 was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer, as required, pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.
     (e) The Company’s system of internal controls over financial reporting is reasonably sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of October 31, 2009 (nor has any such deficiency or weakness since been identified prior to the date hereof).
     (f) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
     (g) Since November 1, 2007 to the date hereof, neither the current chief executive officer nor the current chief financial officer of the Company has become aware of any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in the Company’s internal controls over financial reporting.
     (h) The audit committee of the Board includes an Audit Committee Financial Expert, as defined by Item 407(d)(5)(ii) of Regulation S-K.
     (i) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.
     3.6 Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in the most recent balance sheet contained in the Company SEC Documents (the

“Balance Sheet”) or in the notes thereto, neither the Company nor any of its Subsidiaries had as of the date of the Balance Sheet any liabilities or obligations (accrued, contingent or otherwise) that would have been required to be included on a consolidated balance sheet of the Company prepared in accordance with GAAP as in effect on that date (without regard to any events, incidents, assertions, or state of knowledge occurring after such date). Except as set forth in the Balance Sheet or in the Disclosure Letter, from the date of the Balance Sheet to the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature that are currently outstanding that would be required to be reflected on, or reserved against in, a consolidated balance sheet of the Company dated as of the date of this Agreement prepared in accordance with GAAP as in effect on the date of this Agreement (without regard to any events, incidents, assertions, or state of knowledge occurring after such date), other than those arising in the ordinary course of business (including trade indebtedness) since the date of the Balance Sheet or those, either individually or in the aggregate, that would not constitute a Material Adverse Effect on the Company.
     3.7 Employee Benefit and Employment Matters.
     (a) The Disclosure Letter lists each employee pension benefit plan (“Pension Plan”), as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each employee welfare benefit plan (“Welfare Plan”), as defined in Section 3 of ERISA, and each deferred compensation, bonus, incentive, stock incentive, option, stock purchase, severance, or other material employee benefit plan or program, that is currently maintained by the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates is under any current obligation to contribute or has liability, whether current or contingent (collectively, the “Employee Plans”), including each superannuation, profit-sharing or deferred compensation scheme covering employees in Canada or the United Kingdom (“Foreign Scheme”). Copies of the following have been made available to Parent with respect to each Employee Plan: (i) the current plan document (if any) and any amendments thereto; (ii) to the extent applicable, any current related trust or current funding agreements or insurance policies, and amendments thereto; (iii) the most recent prospectus, summary plan description or similar plan description document relating thereto; and (iv) the most recent annual report (Form 5500, including all applicable schedules, filed in the U.S., or the Annual Information Return filed with the Canada Revenue Agency, or similar report filed in the U.K.) and tax return (Form 990 in U.S.) prepared in connection therewith.
     (b) Each of the Company and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Employee Plans, ERISA, the Code, or other applicable laws, unless such contributions or payments that have not been made are not material in amount and the failure to make such payments or contributions would not reasonably be expected to have a material adverse effect on the Employee Plans.
     (c) Each Employee Plan is being administered in all material respects in compliance with its terms and in both form and operation is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all material reports required to be filed with any governmental authority with respect to each Pension Plan and each Welfare Plan required to be listed on the Disclosure Letter have been timely filed.
     (d) There is no material litigation, arbitration, or administrative proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its ERISA Affiliates or, to the Knowledge of the Company, any plan fiduciary by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any participant or beneficiary with respect to any Employee Plan as of the date of this Agreement. Neither the Company nor any of its ERISA Affiliates nor, to the Knowledge of the Company, any plan fiduciary of any Pension Plan or Welfare Plan required to be listed on the Disclosure Letter has engaged, within the past six calendar years, in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any excise tax imposed by the Code or ERISA with respect to any Employee Plan.
     (e) Neither the Company nor any of its ERISA Affiliates currently maintains, nor at any time in the previous two calendar years maintained or had an obligation to contribute to any defined benefit plan subject to Title IV of ERISA, any money purchase pension plan subject to Part 3 of Title I of ERISA, or any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any plan, program, agreement or arrangement which provides for post-employment or post-termination health or life insurance or other welfare or welfare-type benefits to any Person (except for continuation coverage required by applicable law), or any Foreign Scheme that provides defined benefit or superannuation benefits in Canada or the United Kingdom.
     (f) Except as would not constitute a Material Adverse Effect on the Company, each Foreign Scheme has in all material respects complied with the applicable registration, reporting and disclosure laws, and the Company and its Subsidiaries have at all times satisfied all contribution obligations to all applicable government sponsored pension or welfare benefit programs. As of the date hereof, no actions, suits, claims (other than routine claims for benefits), Taxes, penalties or Liens with respect or relating to Foreign Schemes in Canada or the United Kingdom are pending or, to the Knowledge of the Company, threatened, or have been assessed or incurred, which would constitute a Material Adverse Effect on the Company.
     (g) For purposes of this Section 3.7, the term “ERISA Affiliate” means any business entity that is required to be aggregated and treated as one employer with the Company under Section 414(b), (c) or (m) of the Code.
     (h) Except as would not constitute a Material Adverse Effect on the Company, the Company and its Subsidiaries (i) are in compliance with all applicable federal, foreign and state laws, rules, and regulations respecting employment, employment practices, terms and conditions of employment, and wages and hours, in each case, with respect to employees of any of them; (ii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) other than routine payments to be made in the normal course of business and consistent with past practice, are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, Social Security, or other benefits for employees of any of them.
     (i) As of the date hereof, no work stoppage or labor strike with respect to any employee of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, is threatened. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened labor dispute, grievance, or litigation relating to labor, safety, or discrimination matters involving any employee of the Company or any of its Subsidiaries, including charges of unfair labor practices or discrimination complaints, which would constitute a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any similar foreign law applicable to the Company or any of its Subsidiaries that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries.
     3.8 Absence of Certain Changes or Events. From the date of the Balance Sheet to and including the date of this Agreement, there has not occurred a Material Adverse Effect on the Company and its Subsidiaries. From the date of the Balance Sheet to and including the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses and operations in the ordinary course consistent with past practices and neither the Company nor any of its Subsidiaries has:
     (a) split, combined, or reclassified any shares of its capital stock or other equity interests or made any other changes in its equity capital structure;
     (b) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of its capital stock or other equity interests or any options, rights, or warrants to purchase any of its capital stock or other equity interests or any securities convertible into or exchangeable for any of its capital stock or other equity interests, except pursuant to the Stock Plans or the ESPP;
     (c) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock or other equity interests, except for dividends or distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;
     (d) issued or sold any shares of its capital stock or other equity interests or granted any options, rights, or warrants to purchase any such capital stock or other equity interests or any securities convertible into or exchangeable for any such capital stock or other equity interests, except issuances of shares of Company Common Stock upon the exercise of options, issuances of Company Common Stock under the ESPP, and issuances of Restricted Shares under the Stock Plans;

     (e) purchased any business, purchased any stock of any corporation other than the Company, or merged or consolidated with any Person;
     (f) sold, assigned, transferred, leased, licensed, or otherwise disposed of, or granted a Lien on, any assets or properties (including any Company IP) that were material to the Company and its Subsidiaries, taken as a whole, other than sales or other dispositions in the ordinary course of business consistent with past practices or Permitted Liens;
     (g) incurred, assumed, or guaranteed any Indebtedness other than (i) borrowings incurred for working capital purposes under the Company’s existing revolving credit facilities and (ii) intercompany indebtedness;
     (h) changed or modified in any material respect any existing accounting method, principle, or practice, other than as required by GAAP;
     (i) (A) increased the compensation or benefits payable by the Company or any of its Subsidiaries to any employee, except in the ordinary course of business consistent with past practice, or to any officer or director; (B) adopted, entered into, amended, or otherwise increased, or accelerated the payment or vesting of the amounts, benefits, or rights payable or accrued or to become payable or accrued under any compensation, severance, retention, other similar profit sharing, stock option, stock purchase, or equity-linked pension or retirement plan, program, agreement or arrangement (including with respect to any Change of Control Obligations); or (C) entered into or amended any employment or severance agreement with any officer, director, or employee of the Company or any of its Subsidiaries, except, in each case, in fulfillment of the Company’s obligations under Section 2.2; or
     (j) except for this Agreement, entered into any commitment to do any of the foregoing.
     3.9 Litigation. There is no litigation, arbitration, investigation, or administrative proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the Knowledge of the Company, any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any Governmental Entity. There is not currently any material internal investigation or inquiry being conducted by the Company, the Board (or any committee thereof) or, to the Knowledge of the Company, any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self dealing, fraudulent, or deceptive conduct or other misfeasance or malfeasance issues.
     3.10 Permits, Licenses, Authorizations; Compliance with Law.

     (a) The Company and each of its Subsidiaries has all licenses, franchises, permits and other governmental authorizations necessary to conduct its business as currently conducted in all material respects. Neither the Company nor any of its Subsidiaries is in material violation of any such license, franchise, permit, or other governmental authorization, or any statute, law, ordinance, rule, or regulations applicable to it or any of its properties or assets, except where the existence of any such violation would not constitute a Material Adverse Effect on the Company.
     (b) Neither the Company, any Subsidiary of the Company, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary of the Company has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three years, neither the Company nor any Subsidiary of the Company has received any written (or, to the Knowledge of the Company, oral) communication that alleges that the Company or any Subsidiary of the Company, or any representative thereof is in violation of, or has any material liability under, the FCPA which has not been resolved.
     (c) The Company complies in all material respects with all relevant laws and its own policies with respect to the privacy of all users and customers, and any of their personally identifiable information, and no claims have been asserted, and no audits, investigations or proceedings have been conducted by any Governmental Entity, against the Company by any Person, and, to the Company’s Knowledge in each case, none are threatened, alleging a material violation of any of the foregoing.
     3.11 Intellectual Property and Computer Software.
     (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (i) will not alter, restrict, encumber (including by the creation of any Lien), impair, or extinguish any Intellectual Property Rights owned or otherwise held by the Company or any of its Subsidiaries, and (ii) will not result in (A) the Company or its Subsidiaries granting to, or being obliged to grant to, any Person any additional or new rights or licenses to any Company IP, including any Company Software Products, under any Company IP Agreement, or (B) the termination or cancellation of any Company IP Agreement by the other party thereto.
     (b) There are no legal disputes, claims, actions or proceedings, threatened or pending, and neither the Company nor any of its Subsidiaries has received any notice of any of the foregoing (including any unsolicited offers to license) (i) alleging infringement, dilution, misappropriation, violation or any other conflict of or with any Intellectual Property Rights of another Person by the Company or any of its Subsidiaries, any of their respective past or present Company Software Products or services, or the operation of each of their respective business, or (ii) challenging the scope, ownership, use, validity, or enforceability of the Company IP. Neither the Company nor any of its Subsidiaries has requested or received any opinion of counsel related to any of the foregoing. None of the Company or its Subsidiaries, the respective past and present Company Software Products and services, and the operation of each of their businesses, infringes, dilutes, misappropriates, violates or otherwise conflicts with, or has infringed, diluted, misappropriated, violated or otherwise conflicted with, any Intellectual Property Rights of any Person. To the Knowledge of the Company, no third parties are infringing or violating or have infringed or violated any Company IP and neither the Company nor any of its Subsidiaries has received any notice of any such infringement or violation by a third party or has made any claims or threats alleging any such infringement or violation by a third party. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any Person against any charge of infringement of any Intellectual Property Rights, other than indemnification obligations arising in the ordinary course of business.
     (c) The Company or each of its Subsidiaries owns exclusively all right, title and interest in and to , free and clear of any Liens, or has the valid and enforceable right to use, all Intellectual Property Rights used in or necessary for the conduct of the business of the Company or its Subsidiaries as currently conducted. Except pursuant to a Company Outbound Agreement listed in Section 3.11(e)(ii)(B) or (C) of the Disclosure Letter or to a license agreement entered into in the ordinary course of business with a third party customer under the Company’s standard form agreement, no Person, other than the Company and its Subsidiaries, possesses any current or contingent rights to license, sell or otherwise distribute the Company Software Products or other products or services utilizing the Company IP. No Person that is a party to any Company Inbound Agreements or to any Company Outbound Agreements has any ownership rights or license rights to improvements, derivative works or customization works made by the Company or any of its Subsidiaries in or to any Intellectual Property Rights that are the subject of any such Company Inbound Agreements or Company Outbound Agreements. There are no restrictions on the disclosure, use, license or transfer of the Company IP, including the Company Software Products.
     (d) Section 3.11(d) of the Disclosure Letter contains a true and complete list of all Registered IP and all Company Software Products as of the date hereof. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information, and all assignments (and licenses where required) of the Registered IP have been duly recorded with the appropriate Governmental Entities. To the Knowledge of the Company, the Company and each of its Subsidiaries have complied with all applicable notice and marking requirements for the Registered IP. None of the Registered IP has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of the Company, all Registered IP is valid and enforceable. No loss or expiration of the Registered IP is threatened, pending or reasonably foreseeable.

     (e) Section 3.11(e) of the Disclosure Letter contains a true and complete list of all licenses and other agreements or arrangements pursuant to which (i) the Company or any Subsidiary is granted rights in any third-party Intellectual Property Rights that are (A) sold, bundled or distributed with, or embedded, integrated or incorporated into, the Company Software Products, (B) used to host or provide the Company Software Products to the Company’s or its Subsidiaries’ customers on a software-as-a-service, web-based application, or other service basis, including any Software (or portions thereof) from which the Company Software Products inherit, link or otherwise call functionality (including libraries or other shared-source repositories), (C) used in the development of any Company Software Product, or (D) used or held for use by the Company or any of its Subsidiaries for any other purpose, including for the internal operations of the Company’s or any of its Subsidiaries’ respective business (excluding any generally available, off-the-shelf software programs licensed by the Company or any of its Subsidiaries on standard terms that can be replaced without material cost or material interruption to the Company’s or any such Subsidiary’ business) (collectively, all licenses, agreements and arrangements listed in Section 3.11(e)(i) of the Disclosure Letter, the “Company Inbound Agreements”), or (ii) the Company or any of its Subsidiaries has granted to any Person (A) any licenses or rights under any Company IP (other than licenses granted in the ordinary course of business to individual schools and school districts, or to other third party customers of the Company Software Products under the Company’s or its Subsidiary’s, as applicable, standard agreement), (B) any rights to embed Company Software Products into the software products of any such Person, and (C) any rights to resell or otherwise distribute the Company Software Products (collectively, all licenses, agreements and arrangements listed in Section 3.11(e)(ii) of the Disclosure Letter, the “Company Outbound Agreements” and, together with the Company Inbound Agreements, the “Company IP Agreements”).
     (f) Except as set forth in Section 3.11(f) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed, delivered or otherwise provided the source code of any Company Software Product or any material part thereof to a third party, or has granted a contingent right to any third party to receive the source code of any Company Software Product or any material part thereof, whether, in each case, pursuant to an escrow arrangement or otherwise. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that the source code of any Company Software Product be disclosed or delivered to any third party by the Company, any of its Subsidiaries or any person acting on their behalf. The Company or one of its Subsidiaries, as applicable, is in the possession of the source code and object code for all Software owned by the Company or such Subsidiary.
     (g) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve their rights in and the confidentiality of the Company IP and to protect and preserve any information provided to them by any other Person under obligation of confidentiality. Without limitation of the foregoing, and without limiting Section 3.11(f), the Company and its Subsidiaries have not made any of their trade secrets or other confidential information or materials (including source code with respect to Company Software Products) available to any other Person except pursuant to written agreements, and in the case of the source code to Company Software Products solely pursuant to a written agreement set forth in Section 3.11(f) of the Disclosure Letter, or other legally binding obligations, requiring such Person to maintain the confidentiality of such information or materials.
     (h) The Company and its Subsidiaries have obtained from all Persons (including current or former directors, officers, employees, consultants and independent contractors) who have created any portion of, or otherwise who would have any rights in or to, any Company IP, including any Company Software Product, valid and enforceable assignments of any such rights to the Company or any of its Subsidiaries, as applicable, pursuant to a written agreement. Neither the Company nor any of its Subsidiaries is obligated to provide any consideration (whether financial or otherwise) to any third party with respect to any exercise of rights by the Company or any of its Subsidiaries, or any successor to the Company or any of its Subsidiaries, in any Company IP, including any Company Software Product.
     (i) No government entity funded or otherwise participated in the development of any Company IP, including any Company Software Products, and no governmental entity, university, college, other educational institution or research center has any claim or right of an ownership or financial nature in or to any Company IP, including any Company Software Products.
     (j) The material Company Software Products do not contain any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such material Company Software Products by or for the Company or its authorized users or to permit the unauthorized access of such material Company Software Products, or any other associated Software, firmware, hardware, computer system or network (including what are sometimes referred to as “viruses,” “worms,” “time bombs,” or “back doors”) that would cause or allow any of the foregoing. Each of the Company Software Products or services licensed or provided to third parties conforms to and performs in accordance with its user documentation and specifications in all material respects when properly installed (or accessed) and used.
     (k) Except as disclosed in Schedule 3.11(k), no Open Source Software is embedded, integrated or incorporated into, bundled or distributed with, linking with or to, or otherwise made available with, any Company Software Product, whether such Company Software Product is distributed or provided on a software-as-a-service, web-based application, or other service basis.
     (l) The Company and its Subsidiaries use commercially available antivirus software and use commercially reasonable efforts to protect the Company Software Products and Software used internally by the Company or its Subsidiaries from becoming infected by viruses and other harmful code.
     (m) Neither the Company nor any of its Subsidiaries has received any unresolved, written claims from third parties, and, to the Knowledge of the Company,

neither the Company nor any of its Subsidiaries is aware of any unwritten claims from third parties, that any installation services, programming services, integration services, repair services, maintenance services, support services, training services, upgrade services or other services that have been performed by the Company or any Subsidiary for such third parties were in any material respect performed improperly or not in conformity with the terms and requirements of all applicable warranties and other contracts and with all applicable laws and regulations.
     (n) Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any currently effective exclusive license with respect to, any Company IP, including any Company Software Products, to any other Person.
     (o) The IT Assets operate and perform in all material respects in a manner that permits the Company and each of its Subsidiaries to conduct its business as currently conducted, and the Company and its Subsidiaries have purchased a sufficient number of license seats for all Software used by the Company and its Subsidiaries in their respective businesses. With respect to the IT Assets: (i) there have been no successful unauthorized intrusions or breaches of the security thereof; (ii) there has not been any material malfunction thereof that has not been remedied or replaced in all material respects, or any unplanned downtime or service interruption thereof; (iii) the Company and its Subsidiaries have implemented or are in the process of implementing (or in the exercise of reasonable business judgment have determined that implementation is not yet in the best interest of the Company and its Subsidiaries) in a timely manner any and all security patches or security upgrades that are generally available therefor; and (iv) no Third Party providing services to the Company and its Subsidiaries has failed to meet any service obligations. Each of the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology processes substantially consistent with industry practices.
     3.12 Contracts.
     (a) Except as listed in the Disclosure Letter, as of the date of this Agreement neither the Company nor any of its Subsidiaries is a party to or bound by any (whether written or oral):
     (i) employment agreement or arrangement (other than those that are terminable by the Company or any of its Subsidiaries without cost or penalty upon 30 or fewer days’ notice) or contract, agreement or arrangement under which the Company or any of its Subsidiaries has incurred any Change of Control Obligation;
     (ii) loan or guaranty agreement, indenture or other instrument, contract, or agreement under which the Company or any of its Subsidiaries has incurred any Indebtedness;

     (iii) mortgage, security agreement, capital lease or similar agreement that effectively creates a Lien on any material assets of the Company or any of its Subsidiaries;
     (iv) agreement or arrangement restricting the Company or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;
     (v) plan of reorganization;
     (vi) partnership or joint venture agreement;
     (vii) collective bargaining agreement or similar agreement with any labor union or association representing employees of the Company or any of its Subsidiaries;
     (viii) agreement or arrangement pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any third party with access to the source code of any Company Software Products, to provide for the source code of any Company Software Products to be put in escrow, or to refrain from granting license or franchise rights to any other Person under any Company Software Products;
     (ix) settlement agreements relating to Intellectual Property Rights or consent-to-use agreements relating to Intellectual Property Rights;
     (x) lease, whether as a lessor or lessee, with respect to any real property that is material to the operation of the Company’s business;
     (xi) agreement or plan, including any stock option plan, stock appreciation rights plan, or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
     (xii) material requirements contract, sole source contract or contract that otherwise provides for exclusivity;
     (xiii) material agreement for any development, marketing, resale, distribution or similar arrangement relating to any product or service;
     (xiv) contract that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K);
     (xv) contract, agreement or arrangement providing for (A) aggregate noncontingent payments by the Company or any of its Subsidiaries in excess of

$500,000 annually or (B) potential payments by the Company or any of its Subsidiaries reasonably expected to exceed $500,000 annually;
     (xvi) contract, agreement or arrangement (other than pursuant to organizational and insurance-related documents) providing for indemnification by the Company of any officer, director or employee of the Company;
     (xvii) contract, agreement or arrangement pursuant to which the Company or any Subsidiary of the Company has any obligations or liabilities as guarantor, surety, co signer, endorser, or co maker in respect of any obligation of any Person (other than as required by operation of applicable law);
     (xviii) contract, agreement or arrangement that would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;
     (xix) contract, agreement or arrangement that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries, or prohibits the issuance of guarantees by any of the Company’s Subsidiaries;
     (xx) contract, agreement or arrangement relating to any acquisition of another business by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other contingent payment or guarantee obligations in excess of $500,000;
     (xxi) contract, agreement or arrangement that involve any Related Parties;
     (xxii) contract, agreement or arrangement that contains any covenant granting “most favored nation” status that, following the Merger, would apply to or be affected by actions taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates (other than as required by operation of laws applicable to a customer of the Company);
     (xxiii) contract, agreement or arrangement that involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract; or
     (xxiv) contract, agreement or arrangement that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets.
     (b) All of the items listed in paragraph (a) of this Section 3.12, together with the Company IP Agreements, are collectively called “Material Contracts”. To the extent

Material Contracts are evidenced by documents, true and complete copies thereof have been made available to Parent. To the extent Material Contracts are not evidenced by documents, written summaries have been made available to Parent. Each Material Contract is in full force and effect, and is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, against each other party thereto, and the Company and each of its Subsidiaries have performed in all material respects all obligations required to be performed by them under each Material Contract and, to the Knowledge of the Company, each other party to each Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any of the Material Contracts, except for breaches or defaults that do not constitute a Material Adverse Effect on the Company.
     3.13 Taxes.
(a) (i) All Returns required to be filed with any taxing authority on or before the Closing Date by, or with respect to, the Company and any of its Subsidiaries have (or by the Closing Date will have) been filed in accordance with all applicable laws and all such Returns are true, correct and complete in all material respects;
     (ii) the Company and its Subsidiaries have timely paid all Taxes due from them, whether or not shown as due and payable on the Returns;
     (iii) all Employment and Withholding Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable laws;
     (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; and
     (v) no Return filed by the Company or any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened audit, suit, proceeding or claim by any Governmental Entity as of the date of this Agreement. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, a written notice of deficiency or assessment of additional Taxes that remains unresolved.
     (b) Neither the Company nor any of its Subsidiaries (i) has been included in any “consolidated,” “unitary,” or “combined” Return (other than Returns that include only the Company and any of its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction, or any state or locality for any taxable period for which the statute of limitations has not expired or (ii) has any liability for the Taxes of any Person (other than any of the Company or any of its Subsidiaries) under Treas. Reg.

Section 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract or otherwise.
     (c) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
     (d) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement other than between the Company and its Subsidiaries.
     (e) Neither the Company nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or any of its Subsidiaries.
     (f) There are no Liens for Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.
     (g) Neither the Company nor its Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority.
     (h) Neither the Company nor any of its Subsidiaries has undergone an “ownership change” as defined pursuant to Section 382(g) of the Code within the 36-month period ending on the date hereof.
     (i) Neither the Company nor any of its Subsidiaries has ever constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
     (j) None of the Company or its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax law).
     3.14 Environmental Matters. Except as would not constitute a Material Adverse Effect on the Company, (a) no real property currently owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substances to an extent or in a manner or condition now requiring remediation under any Environmental Law; (b) no judicial or administrative proceeding is pending or, to the Knowledge of the Company, threatened relating to liability for any off-site disposal or contamination; and (c) neither the Company nor any of its Subsidiaries has received in writing any claims or notices alleging liability under any Environmental Law. Neither the Company nor any of its Subsidiaries is in violation of any Environmental Law and no condition or event has occurred with respect to the Company or any of its Subsidiaries that would constitute a violation of any such Environmental Law, excluding, in any event, such violations, conditions, and events that would not constitute a Material Adverse Effect on the Company.

     3.15 Assets.
     (a) The Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective properties and assets (the “Assets”). The Company and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Assets, in each case free and clear of any Lien except Permitted Liens. The Assets constitute all of the assets and rights necessary to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the Closing.
     (b) All material tangible Assets of the Company and its Subsidiaries are in sufficient operating condition, ordinary wear and tear excepted.
     3.16 Real Property.
     (a) Neither the Company nor any of its Subsidiaries owns any real property.
     (b) The Disclosure Letter contains a complete and correct list of all Leased Real Property setting forth information sufficient to specifically identify such Leased Real Property and legal rights of the lessee thereof. Each Lease grants the lessee thereunder the exclusive right to use and occupy the premises. Each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Leases free and clear of any Liens other than Permitted Liens.
     3.17 Insurance. The Disclosure Letter contains a list of all insurance policies maintained by or on behalf of any of the Company and its Subsidiaries, together with the coverage afforded thereby. All such insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, and the Company and its Subsidiaries have not reached or exceeded their policy limits for any insurance policies in effect at any time during the past five years. Neither the Company nor any of its Subsidiaries is in material breach or material default of any of such insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or material default or permit termination or modification of any of such insurance policies. Since December 31, 2008, the Company has not received any written notice or, to the Knowledge of the Company, any other written communication regarding any actual or threatened: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any material coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.
     3.18 Affiliate and Related Party Transactions. The Disclosure Letter contains a complete and correct list of all (a) transactions between the Company or any of its Subsidiaries and any director, officer, employee or affiliate of the Company or its Subsidiaries other than transactions between the Company and its wholly owned Subsidiaries and compensation paid to directors, officers or employees in the ordinary course of business consistent with past practices; and (b) agreements, arrangements or understandings by the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involve continuing liabilities or obligations of the Company or its Subsidiaries. No person covered by Item 404 of Regulation S-K has entered into any transactions with the Company or any of its Subsidiaries required to be disclosed by Item 404 of Regulation S-K. No officer or director or, to the Knowledge of the Company, stockholder or optionholder of the Company or its Subsidiaries (and no affiliate, spouse or sibling of any of such persons) (each, individually, a “Related Party” and, collectively, the “Related Parties”) holds, directly or indirectly, (a) any interest in any entity that purchases from or sells or furnishes to the Company or its Subsidiaries any goods or services; (b) a beneficial interest in any Material Contract; or (c) any Intellectual Property Right used in the conduct of business of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any contract with any Related Party (other than employment and compensation agreements entered into in the ordinary course of business and agreements with respect to Stock Options).
     3.19 Proxy Statement. The information supplied by, and pertaining to, the Company and its Subsidiaries for inclusion in the Proxy Statement (including any amendments or supplements thereto), or any other statement or schedule filed with the SEC by the Company, Parent or Acquisition Subsidiary at the date mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, (i) will not include any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading; and (ii) will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder; except that no representation is made by the Company with respect to statements made in such statement or schedule based on information supplied to the Company by Parent or Acquisition Subsidiary for inclusion in such statement or schedule.
     3.20 Brokers. Except for Thomas Weisel Partners LLC and Craig-Hallum Capital Group LLC (the “Company’s Bankers”), no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that is or will be payable by the Company or any of its Subsidiaries. The Surviving Corporation will be liable for and will pay all obligations of the Company under the Company’s engagement agreement with the Company’s Bankers. The Company has delivered to Parent a true and correct copy of its engagement letters with the Company’s Bankers.
     3.21 Opinion of Financial Advisor. The Company has received an opinion of Craig-Hallum Capital Group LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the stockholders of the Company.
     3.22 State Takeover Statute. Assuming the accuracy of Parent and Acquisition Subsidiary’s representations in Section 4.7, Section 203 of Delaware Law and any other anti-takeover law or similar statute or regulation under Delaware Law (collectively, “Takeover Laws”) are inapplicable to this Agreement and the transactions contemplated hereby (including the Merger). No other Delaware “fair price,” “merger moratorium,” “control share acquisition” or other anti-takeover statute or similar Delaware statute or regulation applies to this Agreement and the transactions contemplated hereby (including the Merger).
     3.23 No Other Representations. Except for the representations and warranties set forth in Article 4, the Company hereby acknowledges that neither Parent nor Acquisition Subsidiary, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Acquisition Subsidiary or any of their Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company. Neither Parent or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the delivery, dissemination or any other distribution to the Company or any other Person, or the use by the Company or any other Person, of any such information provided or made available to them by Parent, Acquisition Subsidiary, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person; provided that the foregoing will not relieve any Person of liability for intentional fraud or willful misconduct.
     ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PARENT
AND ACQUISITION SUBSIDIARY
     Except as is disclosed in the disclosure letter delivered to the Company by Parent on or prior to the date hereof (the “Parent Disclosure Letter”), Parent and Acquisition Subsidiary, jointly and severally, represent and warrant to the Company as follows:
     4.1 Organization. Each of Parent and Acquisition Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of Parent and Acquisition Subsidiary has all requisite corporate power and authority to own, lease, operate or use its properties and to carry on its business as now being conducted. Each of Parent and Acquisition Subsidiary is qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required except where the failure to be so qualified would not constitute a Material Adverse Effect on Parent or Acquisition Subsidiary. Each of Parent and Acquisition Subsidiary has previously delivered to the Company complete and correct copies of its organizational documents as currently in effect.
     4.2 Authorization; Validity of Agreement. Each of Parent and Acquisition Subsidiary has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Acquisition Subsidiary of this Agreement and the consummation by Parent and Acquisition Subsidiary of the transactions contemplated hereby have been duly authorized by the respective boards of directors of Parent and Acquisition Subsidiary and no other corporate proceedings on the part of Parent or Acquisition Subsidiary other than the approval of Parent as sole stockholder of Acquisition Subsidiary are necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition

Subsidiary and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Acquisition Subsidiary and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Acquisition Subsidiary, enforceable against each of Parent and Acquisition Subsidiary in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     4.3 No Violations; Consents and Approvals.
     (a) Neither the execution, delivery and performance of this Agreement by Parent and Acquisition Subsidiary nor the consummation by Parent and Acquisition Subsidiary of the transactions contemplated hereby will violate any provision of the organizational documents of Parent or Acquisition Subsidiary.
     (b) Neither the execution, delivery and performance of this Agreement by Parent or Acquisition Subsidiary nor the consummation by Parent and Acquisition Subsidiary of the transactions contemplated hereby will:
     (i) require any filing with, or consent or approval of, any Governmental Entity having jurisdiction over any of the business or assets of Parent or Acquisition Subsidiary, except for (A) the requirements under the HSR Act, and (B) the filing of the Certificate of Merger with the Delaware Secretary of State;
     (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Acquisition Subsidiary under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee or other evidence of indebtedness, lease, license, contract, agreement, plan or other instrument or obligation to which Parent or Acquisition Subsidiary is a party or by which Parent or Acquisition Subsidiary or any of their respective properties or assets may be bound or affected; or
     (iii) conflict with or violate any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation applicable to Parent or Acquisition Subsidiary or any of their respective properties or assets;

except in the case of clauses (ii) and (iii) above, for conflicts, violations, breaches, or defaults, that, individually or in the aggregate, would not constitute a Material Adverse Effect on Parent or Acquisition Subsidiary.
     4.4 Information in Proxy Statement; Merger Documents. The information supplied by, and pertaining to, Parent and Acquisition Subsidiary for inclusion in the Proxy Statement (including any amendments or supplements thereto), or any other statement or schedule filed with the SEC by the Company, Parent, or Acquisition Subsidiary at the date mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, (i) will not include any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading; and (ii) will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder; except that no representation is made by Parent and Acquisition Subsidiary with respect to statements made in such statement or schedule based on information supplied by the Company for inclusion in such statement or schedule.
     4.5 Broker. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition Subsidiary that is or will be payable by the Company or any of its Subsidiaries other than following the occurrence of the Effective Time.
     4.6 Financing Commitments.
     (a) Parent has provided the Company with true and complete copies of (i) the commitment letter, dated as of the date hereof, from Wells Fargo Capital Finance, LLC (the “Debt Financing Commitment”), regarding the amounts set forth therein for the purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) the Equity Financing Commitments (together with the Debt Financing Commitment, the “Financing Commitments”) regarding the proposed equity investments set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent and the Acquisition Subsidiary and, to the knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law). Assuming only that the Equity Financing is funded, Parent and the Acquisition Subsidiary will have at the Effective Time funds sufficient to pay all of the amounts payable under Article 2 of this Agreement and all fees and expenses associated therewith. Each Financing Commitment has not been amended or modified, and the commitments set forth in each Financing Commitment has not been withdrawn or rescinded in any respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing at Closing hereunder other than the conditions to Closing set forth herein and in the Financing

Commitments. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or the Acquisition Subsidiary under any term or condition of the Financing Commitments. Neither Parent nor Acquisition Subsidiary has any reason to believe that any of the conditions to the Financing Commitments will not be satisfied or that the Financing will not be available to Parent and Acquisition Subsidiary at the Effective Time. Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with each Commitment Letter. Notwithstanding anything to the contrary contained herein, Parent’s obligation to consummate the transactions contemplated hereby is not contingent on Parent’s ability to obtain any financing prior to consummating the Merger.
     (b) The following provision is not intended to imply that the Debt Financing is a condition to consummation of the transactions contemplated hereby. The Debt Financing Commitment may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “Alternative Financing Commitments”) replacing the then existing Debt Financing Commitment, provided that any Alternative Financing Commitment will be on terms that are no less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) than the terms of the Debt Financing Commitment such Alternative Financing Commitment is replacing. In such event, (x) the term “Financing Commitments” as used herein will be deemed to include the Financing Commitments that are not so superseded at the time in question and the Alternative Financing Commitments to the extent then in effect, and (y) the term “Debt Financing” as used herein will mean the debt financing contemplated by the Financing Commitments as modified pursuant to the foregoing clause (x).
     4.7 Guarantees. The Sponsors have delivered the Guarantees to the Company. The Guarantees are in full force and effect and no event has occurred that, with or without notice, lapse of time, or both, would constitute a default or breach on the part of either Parent or a Sponsor under any term or condition of the Guarantees.
     4.8 Ownership or Control of Shares. As of the date of this Agreement, neither Parent or Acquisition Subsidiary nor any of Parent’s or Acquisition Subsidiary’s affiliates or associates (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of, in the case of clauses (i) and (ii) in the aggregate, more than one percent of the shares of Company Common Stock.
4.9 Litigation. There is no litigation, arbitration or administrative proceeding pending against or, to the Knowledge of Parent, threatened against, Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent, delay or impair Parent’s or Acquisition Subsidiary’s ability to consummate the transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is subject to any order, writ, injunction, judgment, settlement, award or decree against Parent or any of its Subsidiaries or naming Parent or any of its Subsidiaries as a party that would, individually or in the aggregate, reasonably be expected to prevent, delay, or impair Parent’s or Acquisition Subsidiary’s ability to consummate the transactions contemplated by this Agreement.
     4.10 Acquisition Subsidiary. Acquisition Subsidiary was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Acquisition Subsidiary has not incurred, directly or indirectly through any Subsidiary, any obligations or liabilities or entered into any agreement or arrangements with any Person.
     4.11 No Other Company Representations. Except for the representations and warranties set forth in Article 3, Parent and Acquisition Subsidiary hereby acknowledge that neither the Company or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Acquisition Subsidiary (or any of them). Neither the Company or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Acquisition Subsidiary or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Acquisition Subsidiary or any other Person, or the use by Parent, Acquisition Subsidiary or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Acquisition Subsidiary or any other Person in certain “data rooms,” confidential information memoranda, or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement; provided that the foregoing will not relieve any Person of liability for intentional fraud or willful misconduct.
     4.12 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Acquisition Subsidiary, Parent and Acquisition Subsidiary have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Acquisition Subsidiary hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Acquisition Subsidiary are familiar and that Parent and Acquisition Subsidiary will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, with respect thereto. Accordingly, Parent and Acquisition Subsidiary hereby acknowledge that none of the Company or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, or business plans). Notwithstanding the foregoing, nothing in this Section 4.11 will relieve any Person of liability for intentional fraud or willful misconduct or in any way modify, limit or prevent Parent and Acquisition Subsidiary from relying on, the representations and warranties of the Company set forth in Article 3.
ARTICLE 5
COVENANTS
5.1 Interim Operations of the Company. The Company covenants and agrees that during the period from the date of this Agreement until the Effective Time, except as (i) provided or contemplated by this Agreement, (ii) agreed to in writing by Parent, or (iii) set forth in Section 5.1 of the Disclosure Letter:
     (a) the Company and its Subsidiaries will conduct their respective businesses only in the ordinary course of business consistent with past practices, and the Company will use commercially reasonable efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, regulators, licensors, licensees, officers, employees and creditors;
     (b) the Company will not, nor will it permit any of its Subsidiaries to, enter into any new line of business;
     (c) the Company will not, nor will it permit any of its Subsidiaries to, amend its organizational documents;
     (d) the Company will not, nor will it permit any of its Subsidiaries to, declare, set aside or pay any dividend or other distribution (except dividends or distributions from a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), whether payable in cash, stock or any other property or right, with respect to its capital stock;
     (e) the Company will not, nor will it permit any of its Subsidiaries to, (i) adjust, split, combine, or reclassify any capital stock or issue, grant, sell, transfer, pledge, dispose of, or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments, or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances of shares of Company Common Stock pursuant to securities, options, warrants, calls, commitments, or rights existing at the date hereof and as set forth on Section 3.02 of the Disclosure Letter or under the ESPP; or (ii) redeem, purchase, or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(e);
     (f) the Company will not, nor will it permit any of its Subsidiaries to, purchase any capital assets or make any capital expenditures in excess of $1,000,000 in the aggregate;
     (g) the Company will not, nor will it permit any of its Subsidiaries to, except as required by law (including Section 409A of the Code and the rules and regulations promulgated thereunder), (i) except in the ordinary course of business consistent with past practice, grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any non-officer employee; (ii) grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any director or officer of the Company or any of its Subsidiaries; (iii) adopt, enter into, amend, or otherwise increase, or accelerate the payment or vesting of the amounts, benefits, or rights payable or accrued or to become payable or accrued under any compensation, severance, retention, other similar profit sharing, stock option, stock purchase, or equity-linked pension or retirement plan, program, agreement or arrangement (including with respect to any Change of Control Obligations); (iv) enter into or amend any employment or severance agreement with any officer, director, or employee of the Company or any of its Subsidiaries; or (v) except in accordance with existing contracts or agreements disclosed in the Disclosure Letter, make any severance payment, payments pursuant to any Change of Control Obligations, or termination payment to any officer, director, or employee of the Company or any of its Subsidiaries;
     (h) the Company will not, nor will it permit any of its Subsidiaries to, enter into any collective bargaining agreement or enter into any substantive negotiations with respect to any collective bargaining agreement, except as required by law;
     (i) the Company will not, nor will it permit any of its Subsidiaries to, change the accounting principles used by it unless required due to changes in GAAP or by Regulation S-X under the Exchange Act;
     (j) the Company will not, nor will it permit any of its Subsidiaries to, make any acquisition, whether by purchase of stock or assets, of any Person or any division or business of any Person;
     (k) the Company will not, nor will it permit any of its Subsidiaries to, sell, lease, license, exchange, transfer, or otherwise dispose of, or agree to sell, lease, license, exchange, transfer, or otherwise dispose of, any of the Assets (including the Company IP), except in the ordinary course of business consistent with past practices;
     (l) the Company will not, nor will it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Assets (including the Company IP);

     (m) the Company will not, nor will it permit any of its Subsidiaries to, (i) pay, discharge, settle, or satisfy any material claims against the Company or any of its Subsidiaries (including claims of stockholders), liabilities, or obligations (whether absolute, accrued, contingent, or otherwise), other than (x) the payment, discharge, settlement, or satisfaction of such claim, liability, or obligation in the ordinary course of business consistent with past practice; or (y) the payment, discharge, settlement, or satisfaction of claims, liabilities, or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in material excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice; or (ii) waive, release, grant, or transfer any right of material value, other than in the ordinary course of business consistent with past practice or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;
     (n) the Company will not, nor will it permit any of its Subsidiaries to, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company’s affiliates other than wholly-owned Subsidiaries of the Company or pursuant to agreements in force on the date of this Agreement as set forth in the Disclosure Letter;
     (o) the Company and its Subsidiaries will not make or change any Tax election, adopt or change any method of accounting with respect to Taxes, amend any Return, waive any rights to a Tax refund or credit, or settle or compromise any Tax liability; agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes; or enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;
     (p) the Company will not, and will not permit any of its Subsidiaries to, liquidate or dissolve or approve a plan of liquidation or dissolution;
     (q) the Company will not, nor will it permit any of its Subsidiaries to, incur, assume, or guarantee any Indebtedness;
     (r) the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement, understanding, or commitment that restrains, limits, or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities;
     (s) the Company will not, and will not permit any of its Subsidiaries to, modify, amend, or terminate any Material Contract or enter into any contract that would be a Material Contract if entered into prior to the date hereof, or waive or assign any of its rights or claims under a Material Contract or contract that would be a Material Contract if entered into prior to the date hereof, in each case except in the ordinary course of business consistent with past practice;

     (t) the Company will not, and will not permit any of its Subsidiaries to, (i) abandon or permit to lapse any rights in any material Company IP, (ii) disclose, deliver or otherwise provide to any Person, or grant a contingent right to any Person to receive, the source code of any Company Software Product or any material part thereof, or (iii) disclose to any Person, that is not an employee of, or consultant or advisor to, the Company or any of its Subsidiaries, who has confidentiality obligations to the Company or such Subsidiary with respect thereto pursuant to a written agreement, any confidential information (including any trade secret, process, or know-how) of the Company or any of its Subsidiaries not in the public domain prior to the date of this Agreement, except pursuant to judicial order or process or pursuant to commercially reasonable disclosures made in the ordinary course of business consistent with past practice and under a new or existing contract or agreement with such Person containing adequate confidentiality obligations;
     (u) the Company will not, and will not permit any of its Subsidiaries to, engage in Company-wide communication with employees of the Company or any of its Subsidiaries regarding the compensation or benefits that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent;
     (v) the Company will not, and will not permit any of its Subsidiaries to, make any loans, advances or capital contributions to or investments in any other Person (other than loans, advances, capital contributions, or investments made to the Company’s Subsidiaries);
     (w) the Company will not, and will not permit any of its Subsidiaries, employees or representatives to, take any action that would result in any of the conditions to the Merger set forth in Article 6 not being satisfied or that would reasonably be expected to prevent, delay, or impair the ability of the Company to consummate the Merger;
     (x) the Company will not, and will not permit any of its Subsidiaries to, hire any new employees other than non-officer employees in the ordinary course of business consistent with past practice or terminate the employment of any officer or key employee of the Company; and
     (y) the Company will not, nor will it permit any of its Subsidiaries to, enter into an agreement, contract, commitment, or arrangement to do any of the foregoing.
     Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     5.2 Company Non-Solicitation.

     (a) On the date hereof the Company will instruct and cause the Company’s officers, directors, financial advisors, representatives and agents (collectively, “Representatives”), its Subsidiaries and their respective Representatives to immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to a Third Party Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Third Party Acquisition Proposal and such notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company will not and will not authorize or permit any Subsidiary or Representative to, directly or indirectly:
     (i) solicit, seek or initiate any inquiries, proposals or offers other than from Parent or an affiliate thereof that constitute, or would be reasonably likely to lead to, a proposal or offer for (A) a merger, consolidation, or business combination that would result in any Person acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, 10% or more of the consolidated net revenues, consolidated net income, or consolidated assets of the Company and its Subsidiaries, taken as a whole; (B) a sale of 10% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; (C) the acquisition by any Person of 10% or more of the shares of capital stock of the Company or any of its Subsidiaries (including by way of a tender offer) or any similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement; (D) a leveraged recapitalization or extraordinary dividend; or
     (E) the consummation of any other transaction or the entering into of any other agreement or arrangement with respect to any other transaction, the effect of which would have the same result as the occurrence of the preceding clauses (A), (B), (C), or (D) (any of the foregoing inquiries or proposals being referred to in this Agreement as a “Third Party Acquisition Proposal”); or
     (ii) engage in discussions or negotiations with any Person or group other than Parent or its affiliates (a “Third Party”) concerning any Third Party Acquisition Proposal, or provide any non-public information, or afford access to the properties, books, records, or personnel of the Company or any of its Subsidiaries, to any Third Party that the Company has reason to believe is considering making, or has made, any Third Party Acquisition Proposal; or
     (iii) grant any waiver, amendment or release under any standstill agreement, any confidentiality agreement with a party having stated an interest in making a Third Party Acquisition Proposal, or any Takeover Laws; or
     (iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Third Party Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Third Party Acquisition

Proposal (an “Acquisition Agreement”), or that contradicts this Agreement or requires the Company to abandon this Agreement; or
     (v) resolve or agree to do any of the foregoing.
     (b) Notwithstanding paragraph (a) of this Section 5.2, nothing contained in this Section prevents the Company from furnishing non-public information to a Third Party pursuant to a confidentiality agreement with provisions relating to confidentiality that are no less favorable to the Company than the provisions of the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), provided that such information either has been provided to Parent or is promptly (within 24 hours of furnishing such information) provided to Parent, or, following the execution of such Acceptable Confidentiality Agreement, affording access to the properties, books, records, and personnel of the Company or any of its Subsidiaries to, or entering into discussions or negotiations with, any Third Party in connection with a Third Party Acquisition Proposal by such Third Party or granting any approval or recommendation regarding any Third Party Acquisition Proposal if (i) the Board determines in good faith (after consultation with its financial and legal advisors) that such Third Party Acquisition Proposal is reasonably likely to result in a Superior Proposal; (ii) that taking such action is required by the directors’ fiduciary duties under applicable Laws; and (iii) neither the Company nor any of its Subsidiaries, officers, directors, financial advisors, representatives, or agents will have violated this Section 5.2 (other than any immaterial and unintentional violation). “Superior Proposal” means a bona fide written Third Party Acquisition Proposal (with all of the percentages included in the definition of Third Party Acquisition Proposal increased to 100% (it being understood that satisfaction of such percentage requirement will be deemed to occur if the proposal involves acquisition of 100% of the Company by a tender offer followed by a merger)) that was not solicited by the Company in violation of this Agreement and that, in the good faith judgment of the Board, (i) if accepted, is reasonably likely to be consummated, and (ii) if consummated, is reasonably likely to result in a transaction that is more favorable to the Company’s stockholders (in their capacity as stockholders) from a financial point of view (including taking into account the form and nature of the consideration offered) than the transactions contemplated by this Agreement, in each case, taking into account, among other things, the various legal, financial, and regulatory aspects of the Third Party Acquisition Proposal and the Person or group making such proposal (including financing, stockholder approval requirements of the Person or group making the Third Party Acquisition Proposal, regulatory approvals, stockholder litigation, identity of the Person or group making the Third Party Acquisition Proposal, breakup fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other events or circumstances beyond the control of the Company).
     (c) Nothing in this Section 5.2 may operate to hinder or prevent the Company from fully complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to a Third Party Acquisition Proposal.
     (d) The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company or its Subsidiaries (or any of their advisors, officers,

or agents) of any Third Party Acquisition Proposal or any request (other than in the ordinary course of business and not related to a Third Party Acquisition Proposal) for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books, or records of the Company or any of its Subsidiaries by any Person who the Company knows to be considering making, or has made, a Third Party Acquisition Proposal. In such notice, the Company will identify the material terms of any such Third Party Acquisition Proposal or request, including identifying the party making such Third Party Acquisition Proposal and include copies of all relevant documents provided to the Company by such party. The Company will keep Parent reasonably informed, on a prompt basis, of the status of any such Third Party Acquisition Proposal or request (including the material terms and conditions thereof and any modifications thereto).
     (f) The Company will, and will cause each of its Subsidiaries and the directors, employees, financial advisors, representatives, and other agents of the Company and its Subsidiaries to, cease immediately and cause to be terminated all discussions or negotiations with any Persons conducted prior to the date hereof with respect to any Third Party Acquisition Proposal.
     (g) Except as provided by Section 5.2(h), at any time after the date hereof, neither the Board nor any committee thereof will:
     (i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or the Acquisition Subsidiary, the Company Recommendation, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) a Third Party Acquisition Proposal, (C) designate, either publicly or to Parent, any Third Party Acquisition Proposal as a Superior Proposal, (D) fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing (provided that Parent may make such request no more than three times), (E) fail to recommend against any Third Party Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Third Party Acquisition Proposal or (F) fail to include the Company Recommendation in the Proxy Statement (any action described in clauses (A) through (F), a “Company Adverse Recommendation Change”); or
     (ii) cause or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement relating to any Third Party Acquisition Proposal.
     (h) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Required Vote, if the Company has received a Third Party Acquisition Proposal from any Person that is not withdrawn and that the Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal, (x) the Special Committee and/or the Board may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (y) the

Special Committee and/or the Board may authorize the Company to terminate this Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal, if and only if:
     (i) the Board determines in good faith (after consultation with its financial and legal advisors) that such Third Party Acquisition Proposal is reasonably likely to result in a Superior Proposal (provided that such determination must have been made no later than ten Business Days following the date upon which such Third Party Acquisition Proposal is made to the Company or any of its Representatives or materially amended);
     (ii) that taking such action is required by the directors’ fiduciary duties under applicable Laws;
     (iii) neither the Company nor any of its Subsidiaries, officers, directors, financial advisors, representatives, or agents will have violated this Section 5.2 (other than any immaterial and unintentional violation);
(iv) (A) the Company will have provided prior written notice to Parent at least five Business Days in advance (the “Notice Period”), to the effect that the Board has received a Third Party Acquisition Proposal that has not been withdrawn and that the Board (upon recommendation of the Special Committee) has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Board will effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to this Section 7.1(e), which notice will specify the basis for such Company Adverse Recommendation Change or termination, including the identity of the party making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal; and
     (B) prior to effecting such Company Adverse Recommendation Change or termination, the Company will, and will cause its financial and legal advisors to, during the Notice Period, (1) negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Third Party Acquisition Proposal would cease to constitute a Superior Proposal, and (2) permit Parent and its representatives to make a presentation to the Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that in the event of any material revisions to the Third Party Acquisition Proposal that the Board has determined to be a Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.2 (including this Section 5.2(h)(iii)) with respect to such new written notice; and

     (v) in the case of any action described in Section 5.2(h)(y) above, the Company will have validly terminated this Agreement in accordance with Section 7.1(e), including the payment of the Termination Fee in accordance with Section 8.1.
     (i) The Company agrees that in the event any Representative of the Company or any of its Subsidiaries takes any action which, if taken by the Company, would constitute a breach of this Section 5.2, then the Company will be deemed to be in breach of this Section 5.2.
     5.3 Access to Information and Properties.
     (a) Upon reasonable notice and to the extent permitted under applicable law, the Company will, and will cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, financing sources and other authorized representatives of Parent, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments, and records and, during such period, the Company will, and will cause its Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement, and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties, and personnel as Parent or its authorized representatives may reasonably request. The Company will, and will cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request. Any investigation pursuant to this Section 5.3 (i) will not affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto and (ii) must be conducted in such manner as not to interfere with the conduct of business of the Company and its Subsidiaries and Parent will take all commercially reasonable precautions to protect and preserve the confidentiality of all information described in this Section 5.3 in accordance with and to the extent required by the provisions of the Confidentiality Agreement.
     (b) The Company will use, and will cause its Subsidiaries to use, commercially reasonable efforts to obtain all necessary consents, waivers, and approvals under any of the Company’s or its Subsidiaries’ material agreements, contracts, licenses, or leases in connection with the Merger.
     (c) The Company acknowledges that, prior to the Effective Time, Parent or its Representatives may make available to the Company or its Representatives certain information that is confidential, proprietary or otherwise not publicly available including analyses, forecasts, plans, summaries, studies and the content of discussions, proposals or negotiations between the Company or its Representatives and Parent or its Representatives pursuant to Section 5.2(h)(iv) (collectively, “Parent Confidential

Information”) and agrees that all Parent Confidential Information given by or on behalf of Parent to the Company will not be disclosed, reproduced, disseminated, quoted or referred to by the Company or any of its Subsidiaries or Representatives to any Third Party without the prior written consent of Parent.
     5.4 Termination of Equity-Based Plans. The Company will, or will cause the Board and each relevant committee of the Board to, take any and all commercially reasonable actions necessary to terminate as of or prior to the Effective Time all Stock Plans, the ESPP and the provisions in any other plan, agreement or arrangement relating to the Stock Plans or ESPP or providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company.
     5.5 Further Action; Reasonable Efforts. Upon the terms and subject to the other conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals of any Persons, including any Governmental Entity, and to effect all necessary registrations and filings. Prior to the Closing, subject to applicable law, each party will promptly (i) furnish to each other party such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing, and (ii) consult with each other party with respect to, provide each other party any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings (except for any confidential portions thereof) made by such party with any Governmental Entity or any other information (except for any confidential portions thereof) supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement. Each party will promptly provide each other party with copies of any communication received by such party from any Governmental Entity regarding any of the transactions contemplated by this Agreement (except for any confidential portions thereof). Further, and without limiting the generality of the foregoing provisions of this Section 5.5, each of Parent, Acquisition Subsidiary and the Company will comply, and will cause its affiliates to comply, with the notification and reporting requirements of the HSR Act and will use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act, and in connection therewith, each of Parent, Acquisition Subsidiary and the Company will (and, to the extent required, will cause their affiliates to) substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by the relevant Government Entity. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party will bear and be responsible for payment of its own fees and expenses in connection with the filings required under the HSR Act (provided, however, that Parent and the Company will share equally in the HSR filing fee). Parent, Acquisition Subsidiary and the Company will advise the other parties promptly of any communication received by such Person from any Governmental Entity regarding any of the transactions contemplated by this Agreement, and of any understandings, undertakings, or agreements (oral or written) such Person proposes to make or enter into with any Governmental

Entity in connection with the transactions contemplated by this Agreement. Within 24 hours after the execution of this Agreement, Parent will deliver its approval, as sole stockholder of Acquisition Subsidiary, of this Agreement and the consummation by Acquisition Subsidiary of the transactions contemplated hereby.
     5.6 Proxy Statement; Stockholders’ Meeting.
     (a) As soon as reasonably practicable following the date of this Agreement (but in no event later than ten (10) days following the date of this Agreement), the Company will prepare and file with the SEC a proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) in connection with the Merger, and the parties will file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby; provided, however, that the Company will not be in breach of this Section 5.6 if the Company fails to file the Proxy Statement solely due to a failure by Parent to provide any information reasonably necessary for the preparation of the Proxy Statement. The Proxy Statement will include the recommendation of the Special Committee and the Board in favor of this Agreement and the Merger (the “Company Recommendation”); provided that the Special Committee and the Board may withdraw the Company Recommendation pursuant to Section 5.2(h). Each of the Company, Parent and Acquisition Subsidiary will use commercially reasonable efforts to furnish the information required to be included by the SEC in the Proxy Statement and any such statement or schedule. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company will, in consultation with Parent, prepare and the Company will file any required amendments to the Proxy Statement with the SEC. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will provide Parent with an opportunity to review and comment on such document or response and will give due consideration to including in such document or response comments reasonably and timely proposed by Parent. As promptly as practicable after the clearance of the Proxy Statement by the SEC or notification by the SEC that it will not be reviewing the Proxy Statement (the “SEC Clearance Date”), the Company will mail the Proxy Statement and all other proxy materials to the holders of shares of Company Common Stock. If the SEC has failed to affirmatively notify the Company within ten (10) days after the filing of the Proxy Statement with the SEC that it will not be reviewing the Proxy Statement, then the Company will use its reasonable best efforts to obtain such affirmative clearance of the Proxy Statement from the SEC and the date on which the Company receives such affirmative clearance will be the “SEC Clearance Date” for purposes of this Agreement. If at any time after the date the Proxy Statement is mailed to the Company’s stockholders and prior to the Stockholders’

Meeting, any information relating to the Company, Parent, Acquisition Subsidiary, or any of their respective affiliates, officers, or directors, is discovered by the Company, Parent, or Acquisition Subsidiary and is required to be set forth in an amendment or supplement to the Proxy Statement or any other statement or schedule so that none of the Proxy Statement and any such statement or schedule will include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made) not misleading, the party that discovers such information will promptly notify the other parties hereto and the Company will promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by law, disseminate such amendment or supplement to the stockholders of the Company.
     (b) Each of Parent and Acquisition Subsidiary will promptly provide the Company with all information concerning Parent and Acquisition Subsidiary required to be included in the Proxy Statement.
     (c) The Company will, promptly (and in no event later than thirty-five (35) days following the SEC Clearance Date), in accordance with its certificate of incorporation and bylaws and with applicable law, duly call, give notice of, convene and hold a special or annual meeting of its stockholders for the purpose of considering and taking action upon this Agreement (the “Stockholders’ Meeting”). At the Stockholders’ Meeting, the Company will, through the Board and the Special Committee, make the Company Recommendation unless there has been a Company Adverse Recommendation Change. Prior to any Company Adverse Recommendation Change, the Company will take all reasonable lawful action to solicit the Required Vote. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with, Articles 7 and 8, this Agreement will be submitted to the Company’s stockholders for the purpose of seeking the Required Vote. The Company will, upon the reasonable request of Parent, use its reasonable best efforts to advise Parent during the last ten Business Days prior to the date of the Stockholders’ Meeting as to the aggregate tally of the proxies received by the Company with respect to the Required Vote. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) will be the only matter (other than procedural matters) that the Company will propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.
     (d) The Company will establish a record date for purposes of determining stockholders entitled to notice of and vote at the Stockholders’ Meeting (the “Record Date”). After the Company has established the Record Date, the Company will consult with Parent prior to changing the Record Date or establishing a different record date for the Stockholders’ Meeting, unless required to do so by applicable law.
     5.7 Indemnification; Directors’ and Officers’ Liability Insurance.
     (a) All rights to indemnification, expense advancement, and exculpation existing in favor of any present or former director, officer, or employee of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) as provided in the charter or organizational documents of the Company or any of its Subsidiaries or by law as in effect on the date hereof will survive the Merger for a period of at least six years after the Effective Time (or, if any relevant claim is asserted or made within such six-year period, until final disposition of such claim) with respect to matters occurring at or prior to the Effective Time (including the Merger), and no action taken during such period may be deemed to diminish the obligations set forth in this Section 5.7. From and after the Effective Time, the Surviving Corporation will abide by and honor each of the Company’s contractual obligations, if any, to provide indemnification and exculpation to any Person, to the extent of such contractual obligation.
     (b) The Company will negotiate and purchase “tail” insurance coverage from the Company’s existing directors and officers liability insurers, or from other insurers, that provides for a period of six years that is no less favorable in both amount and terms and conditions of coverage than the Company’s existing directors and officers liability insurance programs, or if substantially equivalent insurance coverage is not available, the best available coverage (“D&O Insurance”); provided, however, that the aggregate cost for the purchase of such D&O Insurance (for the entire six (6) year tail coverage period) will not exceed 250% of the aggregate premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program; provided further, that should the cost of D&O Insurance exceed the 250% cap, the Company will instead purchase the best available coverage for 250% of the aggregate premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program.
     (c) If Parent, the Surviving Corporation or any of its Subsidiaries or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 5.7.
     (d) The obligations set forth in this Section 5.7 will not be terminated, amended, or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.7, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives)) under this Section 5.7 will be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable law (whether at law or in equity).

     5.8 Employee Benefit Plans. For a period of at least one year after the Effective Time, Parent will, or will cause the Company and its Subsidiaries to, maintain compensation arrangements and Employee Plans (other than any equity-based compensation arrangements or benefit plans) that are, in the aggregate, substantially similar in the aggregate to those provided to employees of the Company and its Subsidiaries immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining entitlement to vacation (or paid time off) and severance benefits, and eligibility to participate and vesting (but not benefit accrual) under any Pension Plan, Welfare Plan, compensation arrangement, or other material employee benefit plan or arrangement (other than any equity-based compensation arrangements or benefit plans) in which employees of the Company or any of its Subsidiaries are or become eligible to participate, service with the Company or any of its Subsidiaries before the Effective Time will be credited on the same basis as service from and after the Effective Time; provided that such recognition does not result in a duplication of benefits. To the extent that employees of the Company or any of its Subsidiaries become covered under an employee benefit plan of Parent, or a new employee benefit plan established by the Company or any of its Subsidiaries, at or after the Effective Time that provides for any pre-existing condition exclusion or waiting period for coverage, Parent will, or will cause the Company or any of its Subsidiaries to, waive such exclusions and waiting periods to the extent they would not have applied under the analogous plan of the Company or any of its Subsidiaries prior to the Effective Time. Further, Parent will, or will cause the Company and its Subsidiaries to, provide such employees and their eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such plans under an analogous plan of the Company or any of its Subsidiaries (to the same extent that such credit was given under such plan) in satisfying any applicable deductible or annual maximum out-of-pocket requirements under such plans. Nothing in this Section 5.8 will create any third-party beneficiary right for the benefit of any Person other than the parties to this Agreement, or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates. Nothing in this Section 5.8 or any other provision of this Agreement (i) will be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) will limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.
     5.9 Publicity. Neither the Company, Parent, Acquisition Subsidiary nor any of their respective affiliates may issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger, or the other transactions contemplated by this Agreement without the prior consultation of the other parties hereto, except to the extent required by applicable law or the rules of the Nasdaq Stock Market (provided that the disclosing party has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made).
     5.10 Ownership or Control of Shares. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement, Parent will not, and will cause its Subsidiaries not to, acquire, directly or indirectly, any beneficial interest in shares of Company Common Stock except as contemplated by this Agreement.
     5.11 Litigation. Each of Parent, the Acquisition Subsidiary and the Company will use its commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Merger, this Agreement or the transactions contemplated hereby, including seeking to have any judgment or order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement entered by any court or other Governmental Entity promptly vacated or reversed.
     5.12 Financing.
     (a) Parent will use its reasonable best efforts to (i) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Financing Commitments or, to the extent the Debt Financing contemplated by the Financing Commitments is not available to Parent, on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) and (ii) satisfy on a timely basis all conditions set forth in such Debt Financing Commitments applicable to Parent and the Acquisition Subsidiary that are within their control. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent will use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event; provided that, for the avoidance of doubt, consummating the Debt Financing is not a condition to closing and Parent will drawdown on the Equity Financing Commitments in full and without condition to close the transactions contemplated hereby if the Debt Financing is not available. Parent will give the Company prompt notice of any material breach by any party to the Financing Commitments, of which Parent becomes aware, or any termination of the Debt Financing Commitment. The Company will use reasonable best efforts to cooperate, and to cause its Subsidiaries and Representatives to cooperate, with Parent and Representatives of Parent in connection with the Financing, including executing and delivering at Closing any pledge and security documents, other definitive financing documents, or other certificates or documents, as well as using reasonable best efforts to obtain any intellectual property assignment agreements relating to the Company IP, including the Company Software Products, currently used by or currently being sold or otherwise offered by the Company or its Subsidiaries, and to make any necessary filings with governmental registration agencies to update ownership title in and effectuate the release of any security interests granted in the Registered IP, in each of the foregoing cases, as may be requested by the Parent in connection with the Financing.
     (b) Parent and Merger Sub will take (or cause to be taken) all actions, and do (or cause to be done) all things necessary or advisable to obtain the Equity Financing contemplated by the Equity Financing Commitments and to fully enforce each Equity Financing Commitment, including (i) maintaining in effect the Equity Financing

Commitments without any amendment, alteration, or waiver; (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Financing Commitments; and (iii) consummating the Equity Financing contemplated by the Equity Financing Commitments at or prior to the Closing.
ARTICLE 6
CONDITIONS
     6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of each of the following conditions:
     (a) All applicable waiting periods (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act must have expired or been terminated.
     (b) No statute, rule, order, decree, or regulation must have been enacted or promulgated, and no action must have been taken, by any Governmental Entity of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins, or otherwise prohibits the consummation of the Merger or makes the Merger illegal.
     (c) This Agreement must have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Required Vote”).
     (d) Other than filing the Certificate of Merger in accordance with Delaware Law, all authorizations, consents and approvals of all Governmental Entities required to be obtained prior to consummation of the Merger must have been obtained, except for such authorizations, consents, and approvals the failure of which to be obtained, individually or in the aggregate, would not constitute a Material Adverse Effect on any party to this Agreement.
     6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
     (a) The representations and warranties of Parent and Acquisition Subsidiary in Article 4 of this Agreement will be true and correct in all respects as of the date of this Agreement and immediately before the Effective Time (except representations or warranties that by their terms speak only as of an earlier date, which will be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty, individually or in the aggregate, does not constitute a Material Adverse Effect on Parent and Acquisition Subsidiary (provided, that solely for purposes of this Section 6.2(a), any representation or warranty in Article 4 that is qualified by materiality or Material Adverse Effect language is read as if such language were not present); and the Company will have received a certificate signed on behalf of each of

Parent and Acquisition Subsidiary by the chief executive officer or the chief financial officer of each such Person to that effect.
     (b) Each of Parent and Acquisition Subsidiary will have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and the Company will have received a certificate signed on behalf of each of Parent and Acquisition Subsidiary by the chief executive officer or the chief financial officer of each of Parent and Acquisition Subsidiary to that effect.
     6.3 Conditions to Obligations of Parent and Acquisition Subsidiary to Effect the Merger. The obligations of Parent and Acquisition Subsidiary to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
     (a) The representations and warranties of the Company in Article 3 of this Agreement (other than the representations and warranties set forth in Sections 3.1, 3.2 and 3.3) will be true and correct in all respects as of the date of this Agreement and immediately before the Effective Time (except representations or warranties that by their terms speak only as of an earlier date, which will be true and correct as of such earlier date), except to the extent any inaccuracy in any such representation or warranty, individually or in the aggregate, does not constitute a Material Adverse Effect on the Company (provided, that solely for purposes of this Section 6.3(a), any representation or warranty in Article 3 that is qualified by materiality or Material Adverse Effect language is read as if such language were not present); provided that (i) the representations and warranties of the Company set forth in Sections 3.1, 3.2(b) and 3.3 will be true and correct in all material respects as of the date of this Agreement and immediately before the Effective Time (except representations and warranties that by their terms speak only as of earlier date, which will be true and correct as of such earlier date) (provided, that solely for purposes of this Section 6.3(a), any representation or warranty in Sections 3.1, 3.2(b) and 3.3 that is qualified by materiality language is read as if such language were not present) and (ii) the representations and warranties of the Company set forth in Section 3.2(a) will be true and correct except to a de minimis extent as of the date of this Agreement and immediately before the Effective Time (except representations and warranties that by their terms speak only as of earlier date, which will be true and correct as of such earlier date) and Parent and Acquisition Subsidiary will have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to that effect.
     (b) The Company will have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and Parent and Acquisition Subsidiary will have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to that effect.
     (c) There will have been no condition, circumstance, event, change, occurrence, state of facts, or effect that constitutes a Material Adverse Effect on the Company.

     (d) The Company will have delivered to Parent an affidavit stating that the Company is not and has not been a United States real property holding corporation, dated the Closing Date and in form and substance meeting the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c).
     (e) The Company will have filed all Company SEC Documents required to be filed with the SEC prior to the Effective Time.
ARTICLE 7
TERMINATION
     7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned prior to the Effective Time, whether before or after stockholder adoption of this Agreement:
     (a) by the mutual consent of Parent and Company in a written instrument (approved by their respective boards of directors);
     (b) by either the Company or Parent by giving written notice to the other party, if:
     (i) the Merger has not consummated on or before the earlier to occur of (A) that date which is (1) ninety (90) days following the date of this Agreement if the SEC declines to review the Proxy Statement or (2) one hundred fifty (150) days following the date of this Agreement if the SEC delivers any written comments to the Company on the Proxy Statement, and (B) that date that is ten days after the date upon which the Stockholders’ Meeting is originally scheduled to be held pursuant to Section 5.6(c) (such earlier date, the “Outside Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) is not available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before the Outside Termination Date;
     (ii) any Governmental Entity has issued a statute, rule, order, decree, or regulation or taken any other action (which statute, rule, order, decree, regulation, or other action the parties hereto have used their commercially reasonable efforts to lift), in each case permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation, or other action has become final and non-appealable; provided, that the terminating party is not then in breach of Section 5.5; or
     (iii) the stockholders of the Company fail to adopt this Agreement by the Required Vote at the Stockholders’ Meeting (including any postponement or adjournment thereof); provided, that the Company is not entitled to terminate this

Agreement pursuant to this Section 7.1(b)(iii) if it has breached in any material respect any of its obligations under Sections 5.2, 5.5, or 5.6;
     (c) by Parent, if any of the conditions set forth in Section 6.1 or 6.3 becomes impossible to fulfill, and such condition has not been waived pursuant to Article 8; provided, that such failure is not due to the failure of Parent or Acquisition Subsidiary to comply in all material respects with its obligations under this Agreement or other reasons within the control of Parent or Acquisition Subsidiary;
     (d) by the Company, if any of the conditions set forth in Section 6.1 or 6.2 becomes impossible to fulfill, and such condition has not been waived by the Company pursuant to Article 8; provided, that such failure is not due to the failure of the Company to comply in all material respects with its obligations under this Agreement or other reasons within the control of the Company;
     (e) by the Company in order to enter into an Acquisition Agreement for a Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Special Committee and the Board will have complied in all material respects with the procedures set forth in Sections 5.2 and 5.6 and (ii) contemporaneously the payment required by Section 8.1(b) has been made in full to Parent; or
     (f) by Parent if (i) there will have been a Company Adverse Recommendation Change, provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 7.1(f) in respect of a Company Adverse Recommendation Change will expire ten Business Days after the last date upon which the Company makes such Company Adverse Recommendation Change, (ii) the Company will have breached in any material respects any of its obligations under Sections 5.2 and 5.6 or (iii) any member of the Board will have publicly stated that such member opposes the Merger, or any member of the Board will have required the inclusion in the Proxy Statement or any other filing made by the Company with the SEC a statement to the effect that such director opposes the Merger.
     7.2 Effect of Termination. If this Agreement is terminated in accordance with Section 7.1, this Agreement will be null and void and neither Parent, Acquisition Subsidiary, the Company, nor any of their respective affiliates, directors, officers, employees, partners, managers, members, or stockholders will have any further obligation or liability under this Agreement or otherwise related to the transactions contemplated hereby, except (i) as set forth in Section 8.1; (ii) with respect to the requirement to comply with the Confidentiality Agreement; and (iii) for a party’s willful and material breach of this Agreement prior to its termination. The provisions of this Section 7.2 and Sections 8.1, 8.9, and 8.10 survive any termination of this Agreement.

ARTICLE 8
MISCELLANEOUS
     8.1 Fees and Expenses.
     (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby must be paid by the party incurring such costs or expenses, except as provided in Section 8.1(b).
     (b) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(f)(i) or (ii) (other than a termination based on a breach of the specific time periods set forth in Section 5.6(a) or (c)) or the Company pursuant to Section 7.1(e); or (ii) (x) a Third Party Acquisition Proposal (provided that for purposes of this Section 8.1(b), the number “51” will be substituted for “10” in the definition of Third Party Acquisition Proposal) is made to the Company after the date of this Agreement and prior to the Stockholders’ Meeting, (y) this Agreement is terminated pursuant to Sections 7.1(b)(i), 7.1(b)(iii), 7.1(c), or 7.1(f)(iii) and (z) within one year after termination the Company has consummated any Third Party Transaction or entered into an agreement with respect to any Third Party Transaction that is subsequently consummated, then the Company will pay to Parent in immediately available funds a termination fee in an amount equal to $5.8 million (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.1(d)) (the “Termination Fee”). Payments required to be made under Section 8.1(b)(i) must be made within five days following termination of this Agreement and under Section 8.1(b)(ii) must be made within five days following consummation of any Third Party Transaction.
     (c) No more than one Termination Fee may be payable under this Section 8.1. Parent (for itself and its affiliates) hereby agrees that, upon any termination of this Agreement under circumstances in which Parent is entitled to the Termination Fee under Section 8.1(b), Parent and its affiliates are precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor any of its affiliates may seek (and Parent will cause its affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, or stockholders in connection with this Agreement or the transactions contemplated hereby.
     (d) In the event this Agreement is terminated (i) by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii), or (ii) by Parent pursuant to Section 7.1(f)(iii), in each case under circumstances in which the Termination Fee is not then payable pursuant to Section 8.1(b), then the Company will, following receipt of an invoice therefor, promptly (in any event within two Business Days) pay all of Parent’s reasonable documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) in an amount not to exceed $1.5 million (the “Parent Expenses”), by wire transfer of same day funds to one or more accounts designated by

Parent; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.1(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.1(d); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.1(b) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.1(b) except to the extent indicated in Section 8.1(b).
     8.2 Amendment; Waiver.
     (a) This Agreement may be amended by the parties hereto at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment may be made without the approval of the stockholders of the Company if such amendment would alter or change the Merger Consideration or otherwise adversely affect the Company’s stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     (b) At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate, or writing delivered pursuant hereto by the other parties; or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of the party granting the waiver or extension. Any such waiver constitutes a waiver only with respect to the specific matter described in such writing and in no way impairs the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, may be construed as a waiver of any other breach or default, or as a waiver of any future breaches of, defaults under or rights to exercise such provisions, rights or privileges hereunder. Except as provided in Sections 7.2 and 8.1(c), the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
     8.3 Termination of Representations and Warranties. The representations and warranties of the Company, Parent and Acquisition Subsidiary set forth in this Agreement (including those set forth in the Disclosure Letters) or in any certificate furnished under this Agreement will not survive the Effective Time.
     8.4 Notices. All notices and other communications hereunder must be in writing and are deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission; (b) confirmed delivery by a standard overnight carrier or when delivered by hand; (c) the passage of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid; or (d) delivery in person, addressed at the following addresses (or at such other address for a party as may be specified by like notice):
     if to the Company, to:
Plato Learning, Inc.
10801 Nesbitt Ave. S.
Bloomington, MN 55437
Telephone: (952) 832-1505
Facsimile: (952) 832-1210
Attention: Robert J. Rueckl
     with copies to:
Plato Learning, Inc.
10801 Nesbitt Ave. S.
Bloomington, MN 55437
Telephone: (952) 832-1562
Facsimile: (952) 832-1210
Attention: Ian Kees
and
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901
Telephone: 612-766-7136
Facsimile: 612-766-1600
Attention: W. Morgan Burns
     if to Parent or Acquisition Subsidiary, to:
c/o Thoma Bravo, LLC
600 Montgomery Street, 32nd Floor
San Francisco, CA 94111
Telephone: (415) 263-3660
Facsimile: (415) 392-6480
Attention: Scott Crabill
               Holden Spaht
with a copy to:
Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, Illinois 60654

Telephone: (312) 862-2000
Facsimile: (312) 862-2200
Attention: Gerald T. Nowak, P.C.
                    Jared G. Jensen
     8.5 Interpretation; Definitions. When a reference is made in this Agreement to Sections, such reference is to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” Unless the context otherwise requires, the word “or” when used in this Agreement is deemed to have the inclusive meaning represented by the phrase “and/or” and terms used in the plural include the singular, and vice versa, unless the context otherwise requires. The word “affiliates” when used in this Agreement has the respective meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “made available” when used in this Agreement means provided or made available to Parent at the Uniform Resource Locator (URL) set forth in Section 8.5 of the Disclosure Letter at least two days prior to the date of this Agreement, or were available within or as exhibits to any of the Recent SEC Reports. When calculating a period of time, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day.
     The following terms have the following definitions:
     “Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.2(b).
     “Acquisition Agreement” has the meaning set forth in Section 5.2(a)(iv).
     “Acquisition Subsidiary” has the meaning set forth in the Preamble.
     “Acquisition Subsidiary Common Stock” has the meaning set forth in Section 2.1.
     “Agreement” has the meaning set forth in the Preamble.
     “Alternative Financing Commitments” has the meaning set forth in Section 4.6(b).
     “Assets” has the meaning set forth in Section 3.15(a).
     “Balance Sheet” has the meaning set forth in Section 3.6.
     “Board” means the Board of Directors of the Company.
     “Book-Entry Shares” has the meaning set forth in Section 2.1(b).
     “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Minnesota.
     “Certificate of Incorporation” has the meaning set forth in Section 1.4.

     “Certificate of Merger” has the meaning set forth in Section 1.1.
     “Certificates” has the meaning set forth in Section 2.1(b).
     “Change of Control Obligation” means any change of control payment, special bonus, stay bonus, retention bonus, severance payment, or similar compensation that the Company or any of its Subsidiaries has agreed to pay and that becomes due and payable as a result of the consummation of the Merger or the other transactions contemplated hereby, whether due and payable prior to, at or after the Closing (including obligations that are contingent upon both the consummation of the Merger and the occurrence of another event or the passage of time).
     “Closing” has the meaning set forth in Section 1.3.
     “Closing Date” has the meaning set forth in Section 1.3.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company” has the meaning set forth in the Preamble.
     “Company Adverse Recommendation Change” has the meaning set forth in Section 5.2(g)(i).
     “Company Common Stock” has the meaning set forth in Section 2.1.
     “Company IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.
     “Company Recommendation” has the meaning set forth in Section 5.6(a).
     “Company SEC Documents” has the meaning set forth in Section 3.5(a).
     “Company Software Products” means (i) all Software products sold or licensed or offered for sale or license by the Company or any of its Subsidiaries and (ii) all other Software products, including all delivery systems platforms and software offered as a service, proprietary to the Company or any of its Subsidiaries that are used in the conduct of their respective businesses. Notwithstanding the foregoing, Company Software Products does not mean any third party software sold by the Company on a stand-alone basis.
     “Company’s Bankers” has the meaning set forth in Section 3.21.
     “Confidentiality Agreement” means the agreement dated January 6, 2010 between the Company and Thoma Bravo, LLC.
     “Constituent Corporations” has the meaning set forth in Section 1.1. “Debt Financing” has the meaning set forth in Section 4.6(a).

     “Debt Financing Commitment” has the meaning set forth in Section 4.6(a).
     “Delaware Law” has the meaning set forth in Section 1.1.
     “Disclosure Letter” has the meaning set forth in the lead-in to Article 3.
     “Disclosure Letters” collectively mean the Disclosure Letter and the Parent Disclosure Letter.
     “Dissenting Shares” has the meaning set forth in Section 2.3.
     “D&O Insurance” has the meaning set forth in Section 5.7(b).
     “Effective Time” has the meaning set forth in Section 1.1.
     “Employee Plans” has the meaning set forth in Section 3.7(a).
     “Employment and Withholding Taxes” means any federal, state, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar tax, duty or other governmental charge or assessment or deficiencies thereof and all taxes required to be withheld by or on behalf of each of the Company or any of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor, or other party, in each case, on or in respect of the business or assets thereof (including all interest and penalties thereon and additions thereto, whether disputed or not).
     “Environmental Laws” means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1321 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., and any other federal, state, local, foreign, or other governmental statute, regulations, law, or ordinance relating to the protection of human health, natural resources, or the environment.
     “Equity Financing” has the meaning set forth in Section 4.6(a).
     “Equity Financing Commitments” has the meaning set forth in the Recitals.
     “ERISA” has the meaning set forth in Section 3.7(a).
     “ERISA Affiliate” has the meaning set forth in Section 3.7(g).
     “ESPP” has the meaning set forth in Section 2.2(d).
     “Exchange Act” has the meaning set forth in Section 3.5(a).
     “FCPA” has the meaning set forth in Section 3.10(b).
     “Financing” has the meaning set forth in Section 4.6(a).

     “Foreign Scheme” has the meaning set forth in Section 3.7(a).
     “GAAP” has the meaning set forth in Section 3.5(b).
     “Governmental Entity” means federal, state, local, or foreign court, arbitral, legislative, executive, or regulatory authority or agency but will not include any university, college, community college, school district, or other governmental authority or agency in its capacity as a customer of the Company.
     “Guarantees” has the meaning set forth in the Recitals.
     “Hazardous Substance” means any pollutant, contaminant, hazardous substance or waste, solid waste, petroleum or any fraction thereof, or any other chemical, substance, or material listed or identified in or regulated by any Environmental Law.
     “HSR Act” has the meaning set forth in Section 3.4(b)(i).
     “Indebtedness” means, with respect to any Person, (a) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money; (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities; (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; (v) arising from cash/book overdrafts; (vi) under conditional sale or other title retention agreements; or (vii) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum liabilities of such Person under any “Off Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act); and (d) all liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.
     “Indemnified Persons” has the meaning set forth in Section 5.7(a).
     “Intellectual Property Rights” means all worldwide (i) inventions, whether or not patentable; (ii) patents and patent applications; (iii) trademarks, service marks, trademark and service mark registrations and applications, trade dress, logos, slogans and trade names, whether or not registered, and all goodwill associated therewith; (iv) rights of publicity and other rights to use the names and likeness of individuals; (v) copyrights, copyrightable works, copyright registrations and applications, rights in databases and related rights, whether or not registered; (vi) mask works; (vii) Software; (viii) Internet domain names and Internet websites and the content thereof, (ix) trade secrets, confidential, technical and business information, and know-how; (x) all rights to any of the foregoing provided by bilateral or international treaties or conventions; (xi) all other intellectual property or proprietary rights; and (xii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.
     “IT Assets” means all computers, computer systems, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication equipment and lines, co-location facilities, telecommunication equipment and lines, and all other information technology equipment, including any outsourced systems and processes (e.g., hosting locations), and all associated documentation owned by the Company or any of its Subsidiaries or licensed or leased by the Company or any of its Subsidiaries pursuant to written agreement (excluding any public networks).
     “Knowledge of the Company” or words of similar import means the actual knowledge of one or more of the executive officers of the Company.
     “Knowledge of Parent or Acquisition Subsidiary” or words of similar import means the actual knowledge of one or more of the executive officers of Parent or Acquisition Subsidiary.
     “Leased Real Property” means all interests in real property pursuant to the Leases.
     “Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sub lessee, licensee, user, operator, or occupant of real property, or interests therein.
     “Liens” means any mortgage, restrictions, claim, charge, security interest, pledge, encumbrance, or other impairment to title of any kind.
     “Material Adverse Effect” means (a) with respect to the Company, any condition, circumstance, event, change, occurrence, state of facts, or effect that (x) is materially adverse to the business, financial condition, or results of operations of the Company and its Subsidiaries, individually or taken as a whole, or (y) materially impairs the ability of the Company and its Subsidiaries to consummate the transactions contemplated hereby, or (b) with respect to Parent or Acquisition Subsidiary, any condition, circumstance, event, change, occurrence, state of facts, or effect that materially impairs the ability of Parent or Acquisition Subsidiary to consummate the transactions contemplated hereby; provided, however, that none of the following will be deemed to constitute, and none of the following may be taken into account in determining whether there has been or if there is reasonably likely to be, a Material Adverse Effect on the Company, Acquisition Subsidiary, or Parent, as the case may be: (i) any condition, circumstance, event, change, occurrence, state of facts, or effect generally affecting any of the industries in which the Company or Parent, as the case may be, and their respective Subsidiaries operate, the U.S. economy as a whole or any foreign economy in any location where, or with respect to which the Company or Parent, as the case may be, and their respective Subsidiaries have material operations; (ii) any material disruption of a major financial, banking, or securities market (including any decline in the trading volume or price of any security or any market index) in the U.S. or any other country or region in the world; (iii) the suspension of trading in securities generally on the New York Stock Exchange or the Nasdaq Stock Market; (iv) any national or international political or social event or condition, including the engagement by the United States in hostilities or the expansion of hostilities ongoing on the date of this Agreement, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States; (v) any change or effect resulting from any change in any applicable law, rule or regulation, or GAAP or official interpretation thereof or other accounting requirement or principle after the date hereof; (vi) compliance with any term of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement; (vii) any actions taken, or failure to take action, which Parent has requested or approved; (viii) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of themselves (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, is, or would be a Material Adverse Effect on the Company); (ix) any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings, or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans, or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, is, or would be a Material Adverse Effect on the Company); (x) any adverse event or condition regarding the business of the Company or any of its Subsidiaries that is cured before the earlier of (x) the Closing Date and (y) the date on which this Agreement is terminated pursuant to Article 7; (xi) the availability or cost of financing to Parent or Acquisition Subsidiary; or (xii) the announcement of this Agreement or the pendency of the transactions contemplated hereby, except, with respect to items (i) and (iv), that if any such events have a materially disproportionate effect on the Company or Parent relative to other participants in the industry in which the Company and Parent operate, such events will be taken into account in determining whether there has been or if there is reasonably likely to be, a Material Adverse Effect on the Company, Acquisition Subsidiary, or Parent, as the case may be.
     “Material Contracts” has the meaning set forth in Section 3.12(b).
     “Merger” has the meaning set forth in the Recitals.
     “Merger Consideration” has the meaning set forth in Section 2.1(a).
     “Notice Period” has the meaning set forth in Section 5.2(h)(iv).

     “Open Source Software” shall mean any Software that is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software combined or distributed with it be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) licensed subject to a patent non-assert or royalty-free patent license.
     “Option/SAR Consideration” has the meaning set forth in Section 2.2(a).
     “Option/SAR Spread” has the meaning set forth in Section 2.2(a).
     “Parent” has the meaning set forth in the Preamble.
     “Parent Disclosure Letter” has the meaning set forth in the lead-in to Article 4.
     “Paying Agent” has the meaning set forth in Section 2.4(a).
     “Pension Plan” has the meaning set forth in Section 3.7(a).
     “Permitted Investments” has the meaning set forth in Section 2.4(a).
     “Permitted Liens” means (i) Liens specifically identified in the Balance Sheet or in the notes thereto; (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are reflected on the Balance Sheet in accordance with GAAP; (iii) immaterial Liens that, individually or in the aggregate with all other Permitted Liens, do not and will not materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole as currently used; (iv) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens imposed by applicable law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (v) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security; and (vi) Liens described in the Disclosure Letter.
     “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity, or Governmental Entity.
     “Proxy Statement” has the meaning set forth in Section 5.6(a).
     “Recent SEC Reports” has the meaning set forth in the introduction to Article 3.
“Registered IP” means all U.S., international and foreign (i) patents and patent applications (including provisional applications and design patents and applications) and all reexaminations, reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) other Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued, filed with, or recorded by any Governmental Entity, in the case of each of clauses (i)-(v) above, owned by, under obligation of assignment to, or filed in the name of, the Company or any of its Subsidiaries. Notwithstanding the foregoing, Registered IP does not mean any patent, patent application, trademark, or trademark application that was intentionally abandoned by the Company or any of its Subsidiaries in the reasonable business judgment of the Company or such Subsidiary.
     “Related Party” and “Related Parties” has the meaning set forth in Section 3.18.
     “Required Vote” has the meaning set forth in Section 6.1(c).
     “Restricted Shares” has the meaning set forth in Section 2.2(b).
     “Return” means any return, report, declaration, form, claim for refund, or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, that relates to the business or assets of the Company and any of its Subsidiaries.
     “Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(d).
     “SEC” means the Securities and Exchange Commission or any successor Governmental Entity.
     “Securities Act” has the meaning set forth in Section 3.5(a).
     “Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all documentation, including user documentation, user manuals, specifications and training materials, relating to any of the foregoing.
     “Special Committee” has the meaning set forth in the Recitals.
     “Sponsors” means Thoma Bravo Fund IX, L.P., HarbourVest 2007 Direct Associates L.P., a Delaware limited partnership and HarbourVest Partners VIII-Buyout Fund L.P., a Delaware limited partnership.
     “Stock Appreciation Rights” means all stock appreciation rights relating to Company Common Stock under the Company’s Stock Plans or otherwise.

     “Stock Options” mean all options to purchase shares of Company Common Stock under the Company’s Stock Plans or otherwise.
     “Stock Plans” means, collectively, the Company’s 1997 Stock Incentive Plan, 1997 Non-Employee Directors Stock Option Plan, 2000 Stock Incentive Plan, 2000 Non-Employee Directors Stock Option Plan, 2002 Stock Plan, 2006 Stock Incentive Plan, as amended, and any other compensation plan allowing participants to acquire an equity interest in the Company.
     “Stockholders’ Meeting” has the meaning set forth in Section 5.6(c).
     “Subsidiary” means, with respect to any Person, any other Person of which 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.
     “Superior Proposal” has the meaning set forth in Section 5.2(b).
     “Surviving Corporation” has the meaning set forth in Section 1.2(a).
     “Takeover Laws” has the meaning set forth in Section 3.22.
     “Tax” means any federal, state, local, foreign, or other income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated, or other similar tax, duty, or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto) and any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
     “Termination Fee” has the meaning set forth in Section 8.1(b).
     “Third Party” has the meaning set forth in Section 5.2(a)(ii).
     “Third Party Acquisition Proposal” has the meaning set forth in Section 5.2(a)(i).
     “Third Party Transaction” means an acquisition subsequent to the date of this Agreement pursuant to a Third Party Acquisition Proposal other than (i) an acquisition of equity securities of the Company that, when aggregated with all other equity securities of the Company beneficially owned (as defined in Rule 13d-3 promulgated under the Exchange Act) immediately after consummation of the Third Party Transaction by the Third Party making such Third Party Acquisition Proposal or any of its affiliates, constitutes less than 50% of both the total voting power and number of the then outstanding shares of common stock of the Company, or (ii) an acquisition of assets of the Company or any of its Subsidiaries constituting less than 50%, on a fair market value basis, of the total assets of the Company and its Subsidiaries on a consolidated basis.
     “Voting Agreements” has the meaning set forth in the Recitals.
     “Welfare Plan” has the meaning set forth in Section 3.7(a).
     8.6 Headings; Schedules. The headings in this Agreement are for reference purposes only and are not intended to affect in any way the meaning or interpretation of this Agreement.
     8.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or .pdf transmission), each of which will be deemed an original, but all of which together will constitute one and the same agreement.
     8.8 Entire Agreement. This Agreement, including each of the Disclosure Letters and the exhibits attached hereto, constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter hereof and thereof.
     8.9 Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired, or invalidated.
     8.10 Governing Law; Venue. This Agreement will be governed, construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. Each party to this Agreement, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof and (ii) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that any such action brought in the above-named court should be dismissed on grounds of forum non conveniens, should be transferred to any court other than the above-named court, or should be stayed by reason of the pendency of some other proceeding in any court other than the above-named court, or that this Agreement or the subject matter hereof may not be enforced in or by such court.
     8.11 Assignment. This Agreement and all of the provisions hereof will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties, and any purported assignment by one party hereto without the prior written consent of the other parties will be null and void; provided, however, that prior to the Closing, Parent and Acquisition Subsidiary may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates and/or to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing). No assignment by any party will relieve such party of any of its obligations hereunder.
     8.12 Third Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees. This Agreement is not intended to, and will not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 5.7; (b) prior to the Effective Time, for the right of holders of shares of the Company Common Stock to pursue claims for damages and other relief, including equitable relief, for any breach of this Agreement by Parent or Acquisition Subsidiary; and (c) from and after the Effective Time, the rights of holders of shares of the Company Common Stock to receive the merger consideration set forth in Article 2; provided, however, that the rights granted pursuant to clause (b) of this Section 8.12 will only be enforceable on behalf of holders of Company Common Stock by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock and subsequently transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.
     8.13 Specific Performance.
     (a) Subject to Section 8.1(c), the parties to this Agreement agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof and that the parties will be entitled to specific performance of the terms hereof in addition to any other remedy at law or equity. Notwithstanding the foregoing, the Company hereby agrees that specific performance shall be its (and any third party beneficiary’s) primary remedy with respect to breaches by Parent, Acquisition Subsidiary or any other Person or otherwise in connection with this Agreement or the transactions contemplated hereby, except as provided in Section 8.13(b) below, and subject to Section 8.13(b) below, that none of the Company nor any holder of Company Common Stock may accept any other form of relief that may be available for breach under this Agreement, any commitment letter (or similar document) or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages).
     (b) Only if a court of competent jurisdiction has declined to specifically enforce the obligations of Parent or Acquisition Subsidiary to consummate the Merger pursuant to a claim for specific performance brought against Parent, Acquisition Subsidiary or any other Person in connection with this Agreement, the Company may enforce any award of damages granted by such court for such alleged breach against Parent, Acquisition Subsidiary or such other Person and accept damages for such alleged breach only if, within ten (10) Business Days following such court’s determination, Parent and Acquisition Subsidiary do not consummate the Merger in accordance with this Agreement. For the avoidance of doubt, the Company and any third party beneficiary may contemporaneously seek both specific performance and any other form of alternative relief that may be available for breach under this Agreement or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages), but no such alternative relief may be accepted unless and until the court has declined to award specific performance. The Company agrees to cause any pending proceeding seeking any such other relief to be dismissed with prejudice at such time as Parent and Acquisition Subsidiary consummate the Merger in accordance with this Agreement.
     (c) From and after the Effective Time, nothing in this Section 8.13 will limit the rights or remedies of any Indemnified Person under Section 5.7.
     8.14 Disclosure Letters. Matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Letters. Such additional matters may be set forth for informational purposes, do not necessarily include other matters of a similar nature that are not required to be reflected in such Disclosure Letters, and do not establish any standard or definition of materiality. The Disclosure Letters have been arranged in a manner that corresponds to the Sections of this Agreement; provided, that a disclosure made in any section of the Disclosure Letter or Parent Disclosure Letter that is sufficient to reasonably inform the recipient of information required to be disclosed in another section of the Disclosure Letter or Parent Disclosure Letter to avoid a misrepresentation under a Section of this Agreement is deemed, for all purposes of this Agreement, to have been made under the other section of the Disclosure Letter or Parent Disclosure Letter.
     8.15 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.
******

     IN WITNESS WHEREOF, Parent, Acquisition Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PLATO LEARNING, INC.

By: Name: Title:	/s/ Vincent P. Riera Vincent P. Riera President and Chief Executive Officer

PROJECT PORSCHE HOLDINGS CORPORATION

By: Name:	/s/ Scott Crabill Scott Crabill
Title:	President

PROJECT PORSCHE MERGER CORP.

By: Name:	/s/ Scott Crabill Scott Crabill
Title:	President